Great American Bancorp, Inc.

Annual Report

2003

GREAT AMERICAN BANCORP, INC.

2003 Annual Report to Shareholders

Page

(Table dollar amounts in thousands, except per share data)

Great American Bancorp, Inc. (the "Company") is based in east central Illinois and is the parent company of First Federal Savings Bank of Champaign-Urbana (the "Bank"). The Company purchases loans from the Bank, but otherwise conducts no significant business except through the Bank. In addition to traditional banking services, the Bank also provides securities brokerage services through a third-party broker-dealer, UMB Scout Brokerage Services, Inc., ("UMB"), a subsidiary of United Missouri Bank and engages in the sale of tax deferred annuities. Through its subsidiary, Park Avenue Service Corporation ("PASC"), the Bank operates the GTPS Insurance Agency ("Agency") which provides insurance related products to customers. The Agency sells a variety of insurance products including life, health, automobile, property and casualty insurance. Prior to October 1, 2003, the brokerage activities were conducted through PASC. Effective October 1, 2003, the contract between PASC and UMB was terminated and a new contract was entered into between the Bank and UMB. All brokerage activities are now being conducted through the Bank. Refer to Note 16 – "Business Industry Segments" of the Notes to the Consolidated Financial Statements for financial information relating to the Company's industry segments, including banking services and insurance services. All references to the Company include the Bank and PASC, unless otherwise indicated.

Forward-Looking Statements

In addition to historical information, this Annual Report may include certain forward-looking statements based on current management expectations. The Company's actual results could differ materially from those management expectations. Factors that could cause future results to vary from current management expectations include, but are not limited to, general economic conditions, legislative and regulatory changes, monetary and fiscal policies of the federal government, changes in tax policies, rates and regulations of federal, state and local tax authorities, changes in interest rates, deposit flows, the cost of funds, demand for loan products, demand for financial services, competition, changes in the quality or composition of the Bank's loan and investment portfolios, changes in accounting principles, policies or guidelines, and other economic, competitive, governmental and technological factors affecting the Company's operations, markets, products, services and prices. Further description of the risks and uncertainties to the business are included in detail in Item 1, "Business" of the Company's 2003 Form 10-KSB. The Company does not undertake – and specifically disclaims any obligation – to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

The following is a discussion of the Company's financial condition at December 31, 2003 and 2002 and the results of the Company's operations for the years ended December 31, 2003 and 2002. The purpose of this discussion is to focus on information about the Company's financial condition and results of operation which is not otherwise apparent from the consolidated financial statements. The following discussion and analysis should be read along with the consolidated financial statements and the related notes included herein.

Overview

Historically low market interest rates during 2003 and 2002 stimulated significant refinancing activity in the Company's home mortgage loan portfolio. In order to reduce the interest rate risk associated with retaining lower-yielding refinanced loans in the Company's loan portfolio, the Company sold the majority of refinanced home mortgage loans during both 2003 and 2002. The Company also sold the majority of new home mortgage loans during both years. During 2003 and 2002, the Company maintained most of the excess cash generated from loan sales in short-term interest-bearing deposits. This transfer of assets between higher yielding loan products to lower-rate, short-term deposits was a primary reason net income declined by $434,000 in 2003. At December 31, 2003, loans totaled $100.77 million, as compared to $122.34 million at December 31, 2002. Total cash and cash equivalents were $44.06 million at December 31, 2003 compared to $32.33 million at December 31, 2002.

During 2003, total interest-bearing deposits declined and the Company also experienced a shift in deposits from higher-rate, longer-term certificates of deposit to short-term demand accounts which had a positive impact on earnings for 2003. Generally, the Company's deposit costs decrease more slowly than interest income from loans during a period of declining market interest rates, so net interest income in 2003 was affected to a greater extent by the decline in interest income. Total interest-bearing deposits were $113.66 million at December 31, 2003 compared to 118.89 million at December 31, 2002.

The Company continues to generate significant commission income from insurance sales: $1.63 million in 2003 compared to $1.43 million in 2002. Commission income growth in 2003 was primarily due to new commercial customers and group life and health insurance customers. Net gains on loan sales also contributed significantly to earnings in 2003 and 2002. Net gains on loan sales were $648,000 in 2003 and $647,000 in 2002.

Total noninterest expense increased $351,000 in 2003, primarily due to increases in salaries and employee benefits, equipment expense and amortization of mortgage servicing rights.

Results of Operations

General

The Company recorded net income of $1,470,000 in 2003, which was $434,000, or 22.8%, lower than the $1,904,000 reported for fiscal 2002. Basic earnings per share decreased $0.35, or 15.3%, from $2.28 in 2002 to $1.93 in 2003 and diluted earnings per share decreased $0.34, or 16.3%, from $2.09 per share in 2002 to $1.75 in 2003. Earnings per share were lower in 2003 due to the decline in net income. However, a reduction in the average number of shares outstanding due to common stock repurchased by the Company during 2003 partially offset the decrease in earnings per share due to the decline in net income. The average number of shares outstanding, assuming full dilution, decreased by 70,642 shares, from 911,482 shares for fiscal 2002 to 840,840 shares for fiscal 2003.

The following table presents the return on equity, return on assets, dividend payout ratio, and equity to assets ratio for the years ended December 31, 2003 and 2002:

	Year Ended December 31,	
	2003	2002
Return on assets (net income divided by average total assets)	0.88%	1.15%
Return on equity (net income divided by average equity)	8.26%	10.17%
Dividend payout ratio (dividends declared per share divided by diluted earnings per share)	25.14%	21.05%
Equity to assets ratio (average equity divided by average total assets)	10.70%	11.27%

Net income was $434,000 lower in 2003 due to a decrease in net interest income of $811,000 and an increase in noninterest expense of $351,000, offset by a reduction in the provision for loan losses of $170,000, an increase in noninterest income of $293,000 and a decrease in the provision for income tax of $265,000.

Net income from banking services was $1,242,000 for the year ended December 31, 2003, a decrease of $441,000, or 26.2%, from the $1,683,000 recorded for the year ended December 31, 2002. Net income from banking services was lower in 2003 due to a decrease in net interest income of $811,000 and an increase in noninterest expense of $187,000, offset by a reduction in the provision for loan losses of $170,000, an increase in noninterest income of $96,000 and a decrease in the provision for income tax of $291,000. Noninterest income from banking services was higher in 2003 mainly due to higher loan servicing fees and growth in other service charges and fees, primarily fees generated from debit cards. Noninterest expense from banking services was higher in 2003 due to increases in salaries and employee benefits, equipment expense, marketing expense, directors and committee fees, and the amortization of mortgage servicing rights, offset by a decrease in other expenses.

Net income from insurance services increased $7,000, or 3.2%, from $221,000 in 2002 to $228,000 in 2003. Total insurance sales commission income increased $201,000, or 14.1%, from $1,428,000 in 2002 to $1,629,000 in 2003, due mainly to growth in new commercial customers and group life and health insurance customers. Noninterest expenses related to insurance services increased $174,000, from $1,091,000 in 2002 to $1,265,000 in 2003, primarily salaries and benefits expense. The provision for income tax associated with insurance services increased $26,000 in 2003.

Net Interest Income

Net interest income decreased $811,000, or 12.8%, from $6,359,000 in 2002 to $5,548,000 in 2003. Net interest income declined mainly due to lower interest income generated from loans, offset by a decrease in deposit interest expense.

Interest Income - Interest income was $8,429,000 in 2003, a decrease of $2,174,000, or 20.5%, from the $10,603,000 reported in 2002. Interest income earned on loans totaled $7,861,000 in 2003, a decrease of $2,354,000, or 23.0%, from the $10,215,000 total for 2002.

Interest income from securities decreased $34,000, from $108,000 in 2002 to $74,000 in 2003. Dividends on Federal Home Loan Bank ("FHLB") stock increased $16,000 in fiscal 2003, from $63,000 in 2002 to $79,000 in 2003. Interest income from deposits with financial institutions and other institutions, which includes interest generated from interest-bearing demand and term deposits held at the FHLB and interest on balances maintained in the Federated Liquid Cash Trust fund increased from $217,000 in 2002 to $415,000 in 2003.

Loan interest income decreased in 2003 due to a reduction in average net loans and a decrease in the average yield on loans, offset by an increase in loan fee income. The total average balance of net loans decreased from $134.42 million in 2002 to $107.97 million in 2003, a decrease of $26.45 million, or 19.7%. The following schedule compares average total loan balances by major categories:

	Average Balance 2003	Average Balance 2002	Change	Percentage Change
One-to-four-family mortgage loans	$ 48,058	$ 74,726	$ (26,668)	(35.7)%
Multi-family mortgage loans	19,233	19,418	(185)	(1.0)
Commercial mortgage loans	14,618	15,791	(1,173)	(7.4)
Construction loans	1,976	2,859	(883)	(30.9)
Total real estate loans	83,885	112,794	(28,909)	(25.6)
Commercial loans	10,718	9,451	1,267	13.4
Consumer loans	14,555	13,310	1,245	9.4
Total loans	109,158	135,555	(26,397)	(19.5)
Allowance for loan losses	(1,188)	(1,138)	(50)	4.4
Total loans, net	$ 107,970	$ 134,417	$ (26,447)	(19.7)%

Average total loans declined in 2003 mainly due to the $26.67 million decrease in the average balance of total one-to-four-family mortgage loans. The average balance of total one-to-four-family mortgage loans, which includes mortgage loans held for sale, declined during 2003 primarily due to loan sales and repayments exceeding new loans. The majority of home loans originated during 2003 were originated for sale to the secondary mortgage market. The Company began a program to sell home loans to the Federal National Mortgage Association ("Fannie Mae") in July 2001 and continued this program until October 2003. The Company implemented this program in order to reduce the Company's exposure to interest rate risk due to the decline in home mortgage rates during 2001, 2002 and 2003. The Company uses published rates such as the Freddie Mac commitment rate in setting one-to-four-family residential mortgage rates. The 30-year Freddie Mac commitment rate averaged 6.54% in 2002, decreasing to an average of 5.83% in 2003. The Company's 30-year offering rate averaged 5.78% in 2003, down from 6.66% in 2002. During 2003, one-to-four-family loans originated and sold totaled $30.83 million.

The average balance of total commercial mortgage loans declined by $1.17 million in 2003 mainly due to one large loan payoff in July totaling $1.59 million. The average balance of this loan declined by $740,000, from $1.62 million for 2002 to $880,000 for 2003. Average total construction loans decreased $883,000 in 2003 due mainly to one large commercial construction project which was completed in May 2002. The average balance of this construction loan was $620,000 for 2002. Average total commercial loans increased $1.27 million in 2003 due primarily to one large commercial line of credit which maintained a higher balance during 2003. The average balance of this loan increased $925,000, from $965,000 during 2002 to $1.89 million during 2003. Average total consumer loans grew by $1.25 million from 2002 to 2003, mainly due to new revolving home equity loans. During 2003, the Company continued to actively promote revolving home equity loans. The interest rate on revolving home equity loans floats daily with the prime lending rate. Total average home equity loans increased from $3.19 million in 2002 to $5.11 million in 2003, an increase of $1.92 million. Average total fixed rate secured consumer loans declined $670,000 in 2003.

Loan fees, which are included in interest income on loans, increased $88,000, or 32.2% from $273,000 in 2002 to $361,000 in 2003. This increase was mainly due to fees generated on higher volumes of one-to-four-family residential loans and an increase in prepayment penalties assessed on commercial and commercial mortgage loans paid off prior to maturity.

The average yield on loans declined from 7.60% in 2002 to 7.28% in 2003. This decline is mainly attributable to the overall decrease in market interest rates during both 2002 and 2003. During 2002, the Federal Open Market Committee, or "FOMC", the governing body that establishes the Federal funds rate and the discount rate, lowered these key interest rates 50 basis points in November 2002 and an additional 25 basis points in June 2003. The prime rate, a key indicator used by the Company in establishing interest rates charged to consumer and commercial customers, decreased from 4.75% on January 1, 2002 to 4.25% in November 2002 and to 4.00% in June 2003.

Average total securities were $1.30 million in 2003, a decrease of $390,000, or 23.1%, from the average $1.69 million maintained during 2002. This decline was the primary reason that interest income from securities decreased $34,000, or 31.5%, from $108,000 in 2002 to $74,000 in 2003. During 2003 and 2002, securities consisted of only mortgage-backed securities. Mortgage-backed securities held during 2002 were fixed-rate securities acquired prior to January 1, 2002 and were classified as held-to-maturity securities. The Company did not purchase or sale any securities during 2002. In November 2003, the Company purchased adjustable-rate, 30-year mortgage-backed securities totaling $4.19 million and classified these new securities as available-for-sale securities. The Company did not sell any securities during 2003. During 2003 and 2002, the Company received principal repayments on mortgage-backed securities of $749,000 and $790,000, respectively. As of December 31, 2003, mortgage-backed securities totaled $4.73 million with $4.20 million classified as available-for-sale and $532,000 classified as held-to-maturity. The $4.20 million available-for-sale securities included $34,000 in unrealized appreciation at December 31, 2003. Mortgage-backed securities classified as available-for-sale at December 31, 2003 mature in 2033 and have a fixed rate for the first five years of 4.28%, and then float annually thereafter. Mortgage-backed securities classified as held-to-maturity mature in a range of fifteen to twenty-five years and have an average rate of 6.81%. The weighted average rate on securities decreased 0.71%, from 6.40% for 2002 to 5.69% in 2003, primarily due to the purchase of the lower rate mortgage-backed securities in November 2003.

Dividend income on Federal Home Loan Bank ("FHLB") stock increased from $63,000 in 2002 to $79,000 in 2003, due to an increase in FHLB stock and an increase in the dividend rate. FHLB stock increased from $1.23 million on December 31, 2002 to $1.32 million on December 31, 2003. The weighted average rate on dividends from FHLB stock increased from 5.24% for 2002 to 6.18% for 2003.

Interest income earned on deposits with financial institutions and other increased from $217,000 in 2002 to $415,000 in 2003, due to an increase in the average total balance of these deposits, offset by a decline in weighted average yields. Interest income earned on deposits with financial institutions and other includes interest generated from interest-bearing demand deposits, interest income on FHLB term deposits and Federated Liquid Cash Trust fund interest. The interest-bearing demand deposits maintained by the Company during 2003 and 2002 were chiefly deposits used for short-term cash needs and were primarily maintained at the FHLB. During 2003, the Company shifted excess overnight deposits to higher yielding FHLB term deposits. FHLB term deposits were all short-term deposits with maturities generally less than one month. The Federated Liquid Cash Trust is a money market fund used for depositing funds that may be required in the short-term.

The average total balances of interest-bearing demand deposits increased $9.68 million, from $10.30 million in 2002 to $19.98 million in 2003. The average total balance of FHLB term deposits was $17.49 million in 2003. The Company did not maintain any FHLB term deposits during 2002. The average balance of the Federated Liquid Cash Trust fund was $4.34 million during 2003, slightly below the $4.46 million average balance in 2002. The Company transferred the balance held in the Federated Liquid Cash Trust fund to the FHLB in November 2003. The increases in the average balances of interest-bearing demand and term deposits in 2003 were mainly due to proceeds generated from loan sales. The yield on average interest-bearing demand deposits fell from 1.43% in 2002 to 0.97% in 2003, and the yield on the Federal Liquid Cash Trust fund decreased from 1.57% in 2002 to 1.01% in 2003. The average yield on FHLB term deposits was 1.02% in 2003.

The average yield on interest-earning assets decreased from 6.97% in 2002 to 5.53% in 2003, due partly to the decline in market interest rates during 2003. The average yield on interest-earning assets also decreased in 2003 due to the shift in the mix of assets from loans to interest bearing-demand and term deposits.

Interest Expense - Interest expense decreased from $4,244,000 in 2002 to $2,881,000 in 2003, a decrease of $1,363,000, or 32.1%. Interest expense on deposits decreased $1,142,000, or 33.6%, from $3,403,000 in 2002 to $2,261,000 in 2003. The majority of the decline in interest expense on deposits occurred in interest expense on certificates of deposit. Interest expense on certificates of deposit was $1,780,000 in 2003, $908,000, or 33.8% lower than the $2,688,000 recorded in 2002. Interest expense on certificates of deposit dropped in 2003 due to lower offering rates, a decline in total average certificates of deposit and a shift in the mix of certificates away from longer-term maturities to shorter-term, lower rate maturities.

Interest expense on interest-bearing demand deposits was $234,000 lower in 2003, due to a decline in deposit rates offset by higher average balances. Interest expense on insured money market accounts ("IMMA"), savings deposits, NOW and other deposits decreased from $715,000 in 2002 to $481,000 in 2003. The average total balances of interest-bearing demand deposits increased $9.71 million, or 18.7%, from $51.94 million in 2002 to $61.65 million in 2003. This increase occurred mainly in the Company's Club Fed IMMA accounts, Club Fed NOW accounts and savings deposits and was partly due to customers transferring maturing certificates of deposit to short-term demand accounts. Club Fed is an array of products and services provided to customers that maintain required minimum balances. Club Fed customers receive a higher annual percentage yield on their IMMA deposits than non Club Fed customers. The average total balance of Club Fed IMMA deposits increased $5.29 million, from $12.52 million in 2002 to $17.81 million in 2003. The average total balance of Club Fed NOW deposits increased $1.44 million, from $9.14 million in 2002 to $10.58 million in 2003. The average total balance of savings deposits increased $1.91 million, from $16.62 million in 2002 to $18.53 million in 2003.

The following schedule compares average total deposit balances by major categories.

	Average Balance 2003	Average Balance 2002	Change	Percentage Change
Insured money market deposits	$ 21,296	$ 15,952	$ 5,344	33.5%
Savings deposits	18,529	16,617	1,912	11.5
NOW and other demand deposits	21,829	19,375	2,454	12.7
Total interest-bearing demand deposits	61,654	51,944	9,710	18.7
Certificates of deposit:				
Three months or less	653	619	34	5.5
Over three through six months	18,997	17,265	1,732	10.0
Over six through twelve months	7,307	8,585	(1,278)	(14.9)
Over one through three years	20,681	26,889	(6,208)	(23.1)
Over three through five years	3,830	4,900	(1,070)	(21.8)
Over five through ten years	6,863	5,788	1,075	18.6
Total certificates of deposit	58,331	64,046	(5,715)	(8.9)
Total interest-bearing deposits	119,985	115,990	3,995	3.4
Noninterest-bearing demand deposits	12,422	11,197	1,225	10.9
Total deposits	$ 132,407	$ 127,187	$ 5,220	4.1%

Interest expense on FHLB advances decreased $216,000, or 26.6%, from $811,000 in 2002 to $595,000 in 2003. The Company decreased its level of borrowings during 2003 due to liquidity being provided from other sources, mainly from loan sales. Total average FHLB advances declined $4.01 million, or 22.4%, from $17.90 million in 2002 to $13.89 million in 2003.

The average cost of interest-bearing liabilities decreased from 3.16% in 2002 to 2.14% in 2003, due primarily to the shift in deposits from certificates of deposit to lower-rate interest-bearing demand deposits, and because of the overall decline in deposit and FHLB advance interest rates. The average cost of interest-bearing demand deposits, including IMMA, savings and NOW accounts, declined from 1.38% in 2002 to 0.78% in 2003. The average cost of certificates of deposit fell from 4.20% in 2002 to 3.05% in 2003. The average cost of FHLB advances was 4.53% in 2002 and 4.28% in 2003.

Net interest income was $6,359,000 in 2002, an increase of $510,000, or 8.7%, from $5,849,000 recorded for 2001. Interest income decreased $1,104,000, or 9.4%, in 2002, from $11,707,000 in 2001 to $10,603,000 in 2002, primarily interest income from loans. Interest expense decreased from $5,858,000 in 2001 to $4,244,000 in 2002, a decrease of $1,614,000, or 27.6%, due mainly to lower interest expense on deposits.

Average Balance Sheet - The following table presents the average balance sheets for the Company for the years ended December 31, 2003, 2002 and 2001, the interest on interest-earning assets and interest-bearing liabilities and the related average yield or cost. The average balances are derived from average daily balances. The yields or cost are calculated by dividing income or expense by the average balance of assets or liabilities, respectively, for the years shown except where noted otherwise. The yields and costs include fees which are considered adjustments to yields.

Consolidated Average Balance Sheet

	Period Ended								
	December 31, 2003			December 31, 2002			December 31, 2001		
	Average Balance	**Interest**	**Average Yield/ Cost**	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
Assets									
Interest-earning assets:									
Interest-bearing demand deposits	**$ 19,977**	**$ 193**	**0.97%**	$ 10,302	$ 147	1.43%	$ 3,741	$ 121	3.23%
Federal Home Loan Bank term deposits	**17,492**	**178**	**1.02**	--	--	--	--	--	--
Federated Liquid Cash Fund	**4,338**	**44**	**1.01**	4,463	70	1.57	2,127	100	4.70
Investment securities, net (1)	**1,301**	**74**	**5.69**	1,688	108	6.40	4,278	283	6.62
Loans, net (2)	**107,970**	**7,861**	**7.28**	134,417	10,215	7.60	138,529	11,138	8.04
Federal Home Loan Bank stock	**1,279**	**79**	**6.18**	1,202	63	5.24	1,006	65	6.46
Total interest-earning assets	**152,357**	**8,429**	**5.53%**	152,072	10,603	6.97%	149,681	11,707	7.82%
Noninterest-earning assets	**13,874**			14,115			13,956		
Total assets	**$ 166,231**			$ 166,187			$ 163,637		
Liabilities and Stockholders' Equity									
Interest-bearing liabilities:									
Insured money market deposits	**$ 21,296**	**$ 280**	**1.31%**	$ 15,952	$ 353	2.21%	$ 10,949	$ 349	3.19%
Savings deposits	**18,529**	**102**	**0.55**	16,617	167	1.00	14,133	278	1.97
NOW and other demand deposits	**21,829**	**99**	**0.45**	19,375	195	1.01	16,545	227	1.37
Certificates of deposit	**58,331**	**1,780**	**3.05**	64,046	2,688	4.20	70,984	4,041	5.69
Total deposits	**119,985**	**2,261**	**1.88**	115,990	3,403	2.93	112,611	4,895	4.35
Federal Home Loan Bank advances	**13,893**	**595**	**4.28**	17,904	811	4.53	19,061	929	4.87
Other interest-bearing liabilities	**634**	**25**	**3.94**	609	30	4.93	613	34	5.55
Total interest-bearing liabilities	**134,512**	**2,881**	**2.14%**	134,503	4,244	3.16%	132,285	5,858	4.43%
Noninterest-bearing liabilities	**13,928**			12,962			12,085		
Total liabilities	**148,440**			147,465			144,370		
Stockholders' equity	**17,791**			18,722			19,267		
Total liabilities and stockholders' equity	**$ 166,231**			$ 166,187			$ 163,637		
Net interest rate spread (3)		**$ 5,548**	**3.39%**		$ 6,359	3.81%		$ 5,849	3.39%
Net interest margin (4)			**3.64%**			4.18%			3.91%
Ratio of interest-earning assets to interest-bearing liabilities			**113.27%**			113.06%			113.15%

Notes to Consolidated Average Balance Sheet:

(1) Includes securities available for sale and unamortized discounts and premiums. Municipal securities are not on a tax equivalent basis as they are not considered material.
(2) Amount includes mortgage loans held for sale and is net of deferred loan fees, loan discounts and premiums, loans in process, allowance for loan losses and non-performing loans. Average non-performing loans totaled $136,000, $285,000 and $284,000 for the years ended December 31, 2003, 2002 and 2001, respectively.
(3) Net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.
(4) Net interest margin represents net interest income divided by average interest-earning assets.

Rate/Volume Analysis - The following table presents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected the Company's interest income and expense during the periods indicated. Information is provided in each category with respect to (i) changes attributable to changes in volume (changes in volume multiplied by prior rate); (ii) changes attributable to changes in rate (change in rate multiplied by prior volume); and (iii) the net change. The changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate.

	Year Ended December 31, 2003 Compared to Year Ended December 31, 2002			Year Ended December 31, 2002 Compared to Year Ended December 31, 2001		
	Increase (Decrease) Due to			Increase (Decrease) Due to		
	Volume	Rate	Net	Volume	Rate	Net
Interest-earning assets:						
Interest-bearing demand deposits	$ 105	$ (59)	$ 46	$ 122	$ (96)	$ 26
Federal Home Loan Bank term deposits	178	--	178	--	--	--
Federated Liquid Cash Fund	(2)	(24)	(26)	64	(94)	(30)
Investment securities, net	(23)	(11)	(34)	(166)	(9)	(175)
Loans, net	(1,940)	(414)	(2,354)	(324)	(599)	(923)
Federal Home Loan Bank stock	4	12	16	11	(13)	(2)
Total interest-earning assets	(1,678)	(496)	(2,174)	(293)	(811)	(1,104)
Interest-bearing liabilities:						
Insured money market deposits	97	(170)	(73)	130	(126)	4
Savings deposits	17	(82)	(65)	43	(154)	(111)
NOW and other demand deposits	22	(118)	(96)	35	(67)	(32)
Certificates of deposit	(224)	(684)	(908)	(367)	(986)	(1,353)
Federal Home Loan Bank advances	(174)	(42)	(216)	(55)	(63)	(118)
Other interest-bearing liabilities	1	(6)	(5)	--	(4)	(4)
Total interest-bearing liabilities	(261)	(1,102)	(1,363)	(214)	(1,400)	(1,614)
Net change in net interest income	$(1,417)	$ 606	$ (811)	$ (79)	$ 589	$ 510

Provision for Loan Losses

The Company recorded no provision for loan losses for the year ended December 31, 2003, compared to $170,000 recorded for the year ended December 31, 2002. Management's analyses of the allowance for loan losses during fiscal 2003 determined that no additional allocation to the allowance was warranted, primarily due to a decrease in non-performing loans and a decrease in total loans. The higher provision in 2002 was based on the Company's analysis of the loan portfolio and the adequacy of the allowance for loan losses during 2002 and was primarily due to the Company increasing the monthly provision for loan losses as a result of increased lending in commercial and consumer loan categories.

Management assesses the adequacy of the allowance for loan losses based on evaluating known and inherent risks in the loan portfolio and upon management's continuing analysis of the factors underlying the quality of the loan portfolio. In particular, management considers the level of non-performing loans and potential problem loans. While management believes that, based on information currently available, the allowance for loan losses is sufficient to cover losses inherent in its loan portfolio at this time, no assurance can be given that the level of the allowance for loan losses will be sufficient to cover future possible loan losses incurred by the Company or that future adjustments to the allowance for loan losses will not be necessary if economic and other conditions differ substantially from the economic and other conditions used by management to determine the current level of the allowance for loan losses. Management may in the future increase the level of the allowance for loan losses as a percentage of total loans and non-performing loans in the event it increases the level of commercial real estate, multifamily, or consumer lending as a percentage of its total loan portfolio. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses. Such agencies may require the Company to provide additions to the allowance based upon judgments different from management.

Total loan charge-offs for 2003 were $4,000 compared to $34,000 in 2002. The loan charge-offs recorded in 2003 were for two consumer loans. The charge-offs for 2002 included one commercial loan totaling $16,000 and two consumer loans totaling $18,000. The Company had net recoveries totaling $2,000 for 2003 and net charge-offs of $22,000 for 2002. While Company management believes that the allowance for loan losses is sufficient based on information currently available to it, no assurances can be made that future events, conditions, or regulatory directives will not result in increased provisions for loan losses or additions to the allowance for loan losses which may adversely affect net income.

Noninterest Income

Noninterest income totaled $3,339,000 in 2003, compared to $3,046,000 in 2002, an increase of $293,000, or 9.6%, primarily due to growth in insurance sales commissions, loan servicing fees and other service charges and fees.

Insurance sales commissions were $1,629,000 in 2003 compared to $1,428,000 in 2002, an increase of $201,000, or 14.1%, primarily due to commissions generated from new commercial customers and group life and health insurance customers. Loan servicing fees totaled $136,000 in 2003 compared to $54,000 in 2002, an increase of $82,000, or 151.9%. Loan servicing fees increased as a result of growth in residential mortgage loans sold during 2003. All loans sold by the Company during 2003 were sold with servicing retained by the Company. Residential mortgage loans serviced for others increased from $30.68 million at December 31, 2002 to $45.22 million at December 31, 2003. Other service charges and fees increased $23,000, from $212,000 for 2002 to $235,000 for 2003, mainly debit card income. Debit card fee income increased $28,000, or 68.3%, from $41,000 in fiscal 2002 to $69,000 in fiscal 2003. The Company first introduced debit cards in late 2001 and the growth in fees for 2003 reflects both increased usage by customers and an increase in the number of customers issued debit cards.

Noninterest Expenses

Total noninterest expenses increased from $6,142,000 in 2002 to $6,493,000 in 2003, an increase of $351,000, or 5.7%, due primarily to increases in salaries and employee benefits expense, equipment expenses, printing and office supplies, directors and committee fees, and amortization of mortgage servicing rights, offset by a decline in other expenses.

Salaries and employee benefits expense was $3,677,000 in 2003, compared to $3,448,000 in 2002, an increase of $229,000, or 6.6%. The higher expense for 2003 was due to normal salary raises, increases in health insurance premiums, payroll taxes and retirement benefit expenses, and an increase in staffing at the Agency. Also, the Agency changed its method of compensating some of the Agency's insurance producers from a salary basis to a commission basis beginning in 2003. This resulted in higher salary costs at the Agency compared to 2002 amounts. Total salaries and bonuses were $2,864,000 in 2003 compared to $2,698,000 in 2002, a difference of $166,000, or 6.2%. Health insurance expense increased $39,000 in 2003 due to rising premiums and payroll taxes increased $19,000 due to the increase in total salaries and bonuses. In 2003, total expenses related to the Company's Employee Savings and Stock Ownership plan or "KSOP" were $221,000 compared to $207,000 in 2002, an increase of $14,000. The expenses for both years equal the total cash contributions made by the Company to the plan.

Equipment expenses increased $44,000 from $511,000 in 2002 to $555,000 in 2003, due primarily to installation expenses and increased depreciation and maintenance for new personal computers and check processing equipment purchased in 2003. Printing and office supplies expense was $294,000 in 2003 compared to $283,000 in 2002, increasing $11,000 or 3.9%, mainly due to higher postage costs and normal supplies expense. Directors and committee fees were $23,000 higher in 2003 as a result of an increase in the monthly fees paid to directors beginning in August, 2002. Amortization of mortgage servicing rights increased $104,000, from $67,000 in 2002 to $171,000 in 2003 mainly due to the increase in residential loans serviced for others. Other expenses totaled $622,000 for 2003, a decrease of $54,000 from $676,000 recorded for 2002. Total other expenses were lower in 2003 primarily due to a reduction in checking account losses. Checking account losses, net of recoveries, were $61,000 lower in 2003 mainly due to two larger losses being recorded in 2002, while one large recovery was recorded in 2003.

Income Tax Expense

Total income tax expense was $924,000 in 2003, compared to $1,189,000 in 2002, a decrease of $265,000, or 22.3%. The decrease is attributable to lower taxable income in 2003. The effective tax rates for the years ended December 31, 2003 and 2002 were 38.6% and 38.4%, respectively.

Financial Condition

Total consolidated assets of the Company decreased from $167.25 million as of December 31, 2002 to $159.45 million as of December 31, 2003, a decrease of $7.80 million, or 4.7%. Assets declined primarily in loans, mortgage loans held for sale and held-to-maturity securities, offset by an increase in cash and cash equivalents and available-for-sale securities.

Total assets associated with banking services decreased $7.66 million or 4.6%, from $167.59 million at December 31, 2002 to $159.93 million at December 31, 2003, mainly due to a decline in net loans, offset by an increase in cash and cash equivalents and total securities. Net loans, including mortgage loans held for sale, decreased $23.22 million, or 18.7% from $123.99 million at December 31, 2002 to $100.77 million at December 31, 2003. Cash and cash equivalents related to banking services increased by $11.73 million, from $32.33 million at December 31, 2002 to $44.06 million at December 31, 2003. Total securities increased by $3.47 million, from $1.26 million at December 31, 2002 to $4.73 million at December 31, 2003. Total deposits related to banking services decreased $4.24 million in 2003, from $131.84 million at December 31, 2002 to $127.60 million at December 31, 2003. Total FHLB advances decreased $2.00 million in 2003 from $15.00 million at December 31, 2002 to $13.00 million at December 31, 2003.

Total assets related to insurance services, which are primarily cash and cash equivalents and premiums receivable, increased from $1.27 million at December 31, 2002 to $1.73 million at December 31, 2003. Total liabilities related to insurance services increased $258,000 from $204,000 at December 31, 2002 to $462,000 at December 31, 2003, due mainly to premiums due insurance companies.

Total consolidated cash and cash equivalents increased $11.73 million, or 36.3%, from $32.33 million at December 31, 2002 to $44.06 million at December 31, 2003, primarily the result of cash proceeds from mortgage loan sales and loan repayments, offset by cash used to purchase securities, fund a decline in deposits, repay FHLB advances and purchase treasury stock.

Available-for-sale securities increased by $4.20 million in fiscal 2003 due to the Company purchasing mortgage-backed securities totaling $4.19 million in November 2003. The Company had no available-for-sale securities at December 31, 2002. The securities purchased in 2003 are thirty-year adjustable rate securities that have a fixed coupon rate of 4.28% for the first five years with the rate adjusting annually thereafter. During 2003, the Company collected $19,000 in principal payments on available-for-sale securities. The balance of available-for-sale securities at December 31, 2003 includes the principal balance of $4.16 million plus unrealized appreciation at December 31, 2003 totaling $34,000.

Total held-to-maturity securities decreased $728,000, from $1.26 million at December 31, 2002 to $532,000 at December 31, 2003. During 2003, the only held-to-maturity securities held by the Company were mortgage-backed securities. In 2003, the Company received $730,000 in principal repayments on these securities. At December 31, 2003, these mortgage-backed securities had an average yield of 6.81%. The final maturity for mortgage-backed securities totaling $325,000 is in 2029, while the remaining $207,000 mature in 2019.

Until October 2003, the Company continued its program of selling one-to-four-family fixed rate residential mortgage loans to Fannie Mae. This program began in July 2001, and was implemented in order to provide funding for additional loans and also to reduce interest rate risk due to the decline in home mortgage interest rates. During 2002 and 2003, many homeowners refinanced their home mortgage loans due to mortgage rates being at historically low levels. During 2003, the majority of new 15-year and 30 year fixed rate home mortgage loans were designated as held for sale. In 2003, the Company sold $30.83 million in home mortgage loans to Fannie Mae, generating proceeds of $33.01 million and recording gains of $648,000. The Company ended its program of selling loans to Fannie Mae in October 2003 due to a significant decline in loans being refinanced and due to a small increase in mortgage rates in the third quarter of 2003. The Company had no mortgage loans held for sale at December 31, 2003. Mortgage loans held for sale, which includes loans committed to be sold and loans which the Company has designated as being held for sale, totaled $1.66 million at December 31, 2002. At December 31, 2003 and 2002, residential mortgage loans serviced for others totaled $45.22 million and $30.68 million, respectively.

Total net loans decreased $21.57 million, or 17.6%, from $122.34 million at December 31, 2002 to $100.77 million at December 31, 2003. The following schedule shows the balances by loan category at December 31 of each year, along with the change and percentage change:

	Balance December 31, 2003	Balance December 31, 2002	Change	Percentage Change
One-to-four-family mortgage loans	$ 44,305	$ 60,644	$ (16,339)	(26.9)%
Multi-family mortgage loans	18,347	20,249	(1,902)	(9.4)
Commercial mortgage loans	10,749	16,092	(5,343)	(33.2)
Construction loans	2,125	2,077	48	2.3
Total real estate loans	75,526	99,062	(23,536)	(23.8)
Commercial loans	12,022	10,063	1,959	19.5
Consumer loans	14,414	14,399	15	0.1
Total loans	101,962	123,524	(21,562)	(17.5)
Allowance for loan losses	(1,190)	(1,188)	(2)	0.2
Total loans, net	$ 100,772	$ 122,336	$ (21,564)	(17.6)%

One-to-four-family mortgage loans, which are all loans held for investment, decreased $16.34 million from December 31, 2002 to December 31, 2003 due to principal repayments exceeding loan originations. The majority of new one-to-four-family residential mortgage loans in 2003 were originated for sale rather than for investment. Multi-family mortgage loans declined $1.90

million due mainly to the sale of $1.51 million in loans to one borrower that were held by the holding company. Commercial mortgage loans declined $5.34 million from December 31, 2002 to December 31, 2003 mainly due to two larger payoffs totaling $3.12 million, and several smaller loan payoffs.

Commercial loans grew by $1.96 million from December 31, 2002 to December 31, 2003, due primarily to an increase in a line of credit for one customer of $652,000, loans to one new borrower totaling $570,000, and several smaller new loans to new and existing commercial customers. Total consumer loans only grew by $15,000 from December 31, 2002 to December 31, 2003, however revolving home equity loans grew by $1.18 million, while fixed rate secured consumer loans declined by $1.13 million. Total revolving home equity loans increased from $4.47 million at December 31, 2002 to $5.65 million at December 31, 2003. Fixed rate secured consumer loans declined from $9.09 million at December 31, 2002 to $7.96 million at December 31, 2003.

The allowance for loan losses increased from $1,188,000 at December 31, 2002 to $1,190,000 at December 31, 2003, due to net recoveries received in 2003 of $2,000. The Company did not record any provision for loan losses during 2003. The allowance for loan losses is maintained to absorb loan losses based on management's continuing review and evaluation of the loan portfolio and its judgment as to the impact of economic conditions on the portfolio.

The Company's methodology for assessing the appropriateness of the allowance for loan losses consists of two key elements: specific allowances for identified problem loans and a "formula" allowance.

Specific allowances are established in cases where management has identified significant conditions or circumstances related to a credit that management believes indicate the probability that a loss has been incurred. The Company identifies loans which may require a specific allowance by reviewing all delinquent loans, significant credits, problem loans as identified by the Company's internal grading system, loans classified as substandard, doubtful, loss, or special mention by the Company's internal classification system, and other loans which management may have concerns about collectibility, such as loans in a particular industry. A significant credit for purposes of analyzing loans for a specific allowance is defined as loans in the aggregate to an individual borrower that exceed $500,000. For individually reviewed loans, a borrower's inability to service a credit according to the contractual terms based on the borrower's cash flow and/or a shortfall in collateral value would result in the recording of a specific allowance.

The formula allowance is calculated by applying risk factors to outstanding loans, net of loans with a specific allowance, and certain unused commitments, in each case based on the internal classification system of such loans, or commitments. For purposes of applying risk factors, the Company groups loans with similar characteristics, such as loan type, past due status or risk. Changes in risk classifications of both performing and non-performing loans affect the amount of the formula allowance. Risk factors are based on the Company's historical loss experience and industry averages and may be adjusted for significant factors that, in management's judgment, affect the collectibility of the portfolio as of the evaluation date. These significant factors may include changes in lending policies and procedures, changes in existing general economic and business conditions affecting the Company's key lending areas, credit quality trends, collateral value, loan volumes and concentrations, seasoning of the loan portfolio, specific industry conditions within portfolio segments, recent loss experience in particular segments of the portfolio, duration of the current business cycle and bank regulatory examination results.

The following table sets forth the Company's allocation of the allowance for loan losses by loan category and as a percentage of the total balance for each specific loan category as of December 31, 2003 and 2002:

	December 31, 2003		December 31, 2002	
	Balance	Percentage	Balance	Percentage
One-to-four-family mortgage loans	$ 64	0.14%	$ 124	0.20%
Multi-family mortgage loans	26	0.14	42	0.21
Commercial mortgage loans	187	1.74	246	1.53
Construction loans	4	0.19	4	0.19
Total real estate loans	281	0.37	416	0.42
Commercial loans	581	4.83	450	4.47
Consumer loans	328	2.28	322	2.24
Total allowance for loan losses	$ 1,190	1.17%	$ 1,188	0.96%

The reduced allocations for one-to-four-family, multi-family, and commercial mortgage loans are attributable to the decline in the outstanding total balances of these loan categories. The higher allocation for commercial loans is primarily due to growth in this category of loans in 2003.

The following table sets forth the composition of the allowance for loan losses by each loan category as of December 31, 2003 and 2002:

	As of December 31, 2003		
	Formula	Specific	Total
One-to-four-family mortgage loans	$ 64	$ --	$ 64
Multi-family mortgage loans	26	--	26
Commercial mortgage loans	187	--	187
Construction loans	4	--	4
Total real estate loans	281	--	281
Commercial loans	581	--	581
Consumer loans	307	21	328
Total allowance for loan losses	$ 1,169	$ 21	$ 1,190

As of December 31, 2002

	Formula	Specific	Total
One-to-four-family mortgage loans	$ 124	$ --	$ 124
Multi-family mortgage loans	42	--	42
Commercial mortgage loans	246	--	246
Construction loans	4	--	4
Total real estate loans	416	--	416
Commercial loans	450	--	450
Consumer loans	291	31	322
Total allowance for loan losses	$ 1,157	$ 31	$ 1,188

Total non-performing loans, which are loans past due 90 days or more and nonaccruing loans, were $4,000 as of December 31, 2003 compared to $184,000 as of December 31, 2002. The decrease in non-performing loans from 2002 to 2003 was primarily due to one residential home loan totaling $90,000 at December 31, 2002 which paid off in 2003 and an additional home mortgage loan totaling $81,000 at December 31, 2002 which was brought current in 2003. Both of these loans were 90 days past due at December 31, 2002.

Company management and the Board of Directors perform ongoing reviews of the loan portfolio in order to identify non-performing loans and potential problem loans. In performing its reviews, management classifies non-performing and potential problem loans as either substandard, doubtful, loss or watch loans. A loan is considered substandard if it is inadequately protected by the current net worth and paying capacity of the borrower or of the collateral pledged, if any. Substandard loans include those characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected. Loans classified as doubtful have all of the weaknesses inherent in those classified as substandard with the added characteristic that the weaknesses present make collection or liquidation in full, on the basis of currently existing facts and conditions, highly questionable and improbable. Loans classified as loss are those considered uncollectible and of such little value that their continuance as loans without the establishment of a specific loss reserve is not warranted. Loans which do not currently expose the Company to sufficient risk to warrant classification in one of the categories described above but possess weaknesses are classified as watch. The total of internally classified loans equals the sum of non-performing loans and potential problem loans.

Total loans internally classified at December 31, 2003 and 2002 are summarized as follows:

December 31	2003	2002
Watch	$ 535	$ 807
Substandard	--	244
Doubtful	23	38
Total classified loans	$ 558	$ 1,089
Nonperforming	$ 4	$ 184
Potential problem loans	554	905
Total classified loans	$ 558	$ 1,089
Impaired loans	$ 19	$ 24

There were no loans considered loss as of December 31, 2003 or December 31, 2002. Total classified assets decreased $531,000, or 48.8%, from $1,089,000 at December 31, 2002 to $558,000 at December 31, 2003. This decrease was primarily due to two mortgage loans to the same borrower totaling $401,000 at December 31, 2002 which were classified as watch. One of these loans, a loan on the borrower's residence which totaled $228,000 at December 31, 2002, was paid off in 2003. The remaining loan, which was secured by the borrower's office property and totaled $173,000 at December 31, 2002, was brought current during 2003.

Total classified assets at December 31, 2003 included one consumer loan totaling $286,000 classified as watch, which was also classified as watch at December 31, 2002. The balance of this loan at December 31, 2002 was $319,000. The loan was current at December 31, 2003, however was 60 days past due at December 31, 2002. This loan is secured by a first mortgage on the borrower's primary residence. The Company does not expect to incur a loss related to this loan because the appraised value is sufficient to support the loan balance.

Also included in the watch category of classified assets at December 31, 2003 were one-to-four-family mortgage loans totaling $148,000 to two borrowers and consumer loans to three other borrowers totaling $101,000. The majority of these loans are substantially secured and the Company anticipates that the loans will be repaid satisfactorily either from repayment by the customer or from the sale of the underlying collateral.

The $244,000 balance of loans considered substandard at December 31, 2002 included three residential mortgage loans. One loan totaling $90,000 at December 31, 2002 was paid off in 2003. One loan totaling $81,000 at December 31, 2002 and $79,000 at December 31, 2003 was brought current in 2003 and is not classified at December 31, 2003. The remaining loan, totaling $73,000 at December 31, 2002 and $72,000 at December 31, 2003, is included in loans classified as watch at December 31, 2003.

Loans classified as doubtful included two consumer loans totaling $23,000 at December 31, 2003 and six consumer loans totaling $38,000 at December 31, 2002. One loan, totaling $19,000 at December 31, 2003 and $24,000 at December 31, 2002, comprised the majority of doubtful loans for both years. The entire balance of this loan was included in the specific allowance for consumer loans of $21,000 as of December 31, 2003 and $31,000 as of December 31, 2002. This loan was also the only loan considered impaired at both December 31, 2003 and 2002.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. The Company uses the same identification process used for determining loans that may require a specific allowance in identifying loans that may be impaired. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Because the Company reviews loans on an individual basis for impairment, the Company does not use a specific timeframe of delinquency after which a specific loan is assumed to be impaired. If the present value of expected future cash flows, or in certain instances the observable market price of the impaired loan or the fair value of the underlying collateral, is less than the recorded investment in the loan, then the Company recognizes an impairment by adjusting the allowance for loan losses with a corresponding charge to the provision for loan losses. The allowance for impaired loans included in the Company's allowance for loan losses was $19,000 and $24,000 at December 31, 2003 and 2002, respectively.

Total premises and equipment increased $153,000 from $6.15 million at December 31, 2002 to $6.30 million at December 31, 2003, primarily due to asset acquisitions exceeding depreciation expensed. Fixed asset purchases totaled $633,000 in 2003 and depreciation expense was $480,000. In 2003, fixed assets acquired included new computers for the majority of employees, including updated software, check processing equipment and software, a new phone system, and new ATM interface software.

FHLB stock increased $97,000, or 7.9%, from $1.23 million at December 31, 2002 to $1.32 million at December 31, 2003, due to stock dividends earned.

Total deposits decreased by $4.63 million, from $131.29 million at December 31, 2002 to $126.66 million at December 31, 2003. The following table summarizes the balances of deposits at December 31, 2003 and 2002, the change in the balances and the percentage change:

	Balance December 31, 2003	Balance December 31, 2002	Change	Percentage Change
Noninterest bearing checking accounts	$ 13,008	$ 12,399	$ 609	4.9%
Interest bearing:				
NOW accounts	22,210	20,388	1,822	8.9
IMMA accounts	18,991	19,507	(516)	(2.6)
Savings accounts	18,744	17,448	1,296	7.4
Certificates of deposit	53,711	61,549	(7,838)	(12.7)
Total interest bearing deposits	113,656	118,892	(5,236)	(4.4)
Total deposits	$ 126,664	$ 131,291	$ (4,627)	(3.5)%

Growth in NOW accounts and savings deposits occurred primarily as a result of customers transferring proceeds from maturing certificates of deposit into demand accounts. The increase in NOW accounts was mostly in the Company's Club Fed NOW deposit product, which provides enhanced services to customers including a higher rate of interest for maintaining required minimum balances. Club Fed NOW accounts increased $1.23 million from December 31, 2002 to December 31, 2003. Regular NOW accounts also increased in 2003, by $504,000 from December 31, 2002 to December 31, 2003.

Because of the low interest rate environment experienced during 2003, customers transferred proceeds from maturing certificates into shorter-term certificates of deposit and demand deposits. Customers moved their deposits into short-term categories in anticipation that rates would rise in the near future. Total certificates of deposit declined $7.84 million from December 31, 2002 to December 31, 2003, mainly certificates maturing in from six-months to four-years. The largest decline was in two-year certificates, which decreased $2.63 million, from $8.66 million at December 31, 2002 to $6.03 million at December 31, 2003. Eighteen-month certificates decreased $1.86 million, from $12.07 million at December 31, 2002 to $10.21 million at December 31, 2003. One-year certificates of deposit declined $1.79 million from $7.96 million at December 31, 2002 to $6.17 million at December 31, 2003. Total six month certificates of deposit decreased $1.62 million from $18.66 million at December 31, 2002 to $17.04 million at December 31, 2003.

FHLB advances decreased $2.0 million, from $15.00 million at December 31, 2002 to $13.0 million at December 31, 2003 due to maturing advances. The following schedule presents FHLB advances at December 31, 2003, by maturity date:

Date of Advance	Interest Rate	Fixed or Variable	Maturity Date	Next Call Date	Amount
October 1998	4.30%	Fixed	October 2008	January 2004	$ 5,000
January 2001	4.55	Fixed	January 2011	January 2004	5,000
September 2001	3.80	Fixed	September 2011	September 2004	3,000
					$ 13,000

Proceeds from advances have provided liquidity for loans and treasury stock purchases. The Company reduced the level of FHLB advances during 2003 due to growth in deposits and proceeds from loan sales providing liquidity. The $10.00 million in advances callable in January 2004 are callable quarterly. These advances were not called in January 2004.

Total stockholders' equity decreased from $18.94 million at December 31, 2002 to $17.64 million at December 31, 2003, a decrease of $1.30 million, or 6.9%. This decrease resulted from $336,000 in dividends declared and $3.20 million in treasury stock purchased, offset by net income of $1,470,000, the change in unrealized appreciation on available-for-sale securities of $20,000, incentive plan shares earned of $4,000, stock options exercised totaling $511,000 and the tax benefit related to stock options exercised of $232,000.

In July 2003, the Company announced a 5% common stock repurchase program totaling 38,187 shares. As of February 29, 2004, the Company had repurchased 27,621 shares under this program at an average price of $34.61 per share. In February 2004, the Company announced an additional 5% common stock repurchase program which was equal to 37,555 shares. As of February 29, 2004, there were 48,121 shares remaining to be repurchased under these programs. All repurchased shares will be held as treasury shares to be used for issuing stock under stock option agreements and for general corporate purposes.

Critical Accounting Policies

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States and conform to general practices within the banking industry. The Company's significant accounting policies are described in detail in the notes to the Company's consolidated financial statements for the year ended December 31, 2003. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. The financial position and results of operations can be affected by these estimates and assumptions and are integral to the understanding of reported results. Critical accounting policies are those policies that management believes are the most important to the portrayal of the Company's financial condition and results, and they require management to make estimates that are difficult, subjective, or complex.

Allowance for Loan Losses - The allowance for loan losses provides coverage for probable losses inherent in the Company's loan portfolio. Management evaluates the adequacy of the allowance for credit losses each quarter based on changes, if any, in underwriting activities, the loan portfolio composition (including product mix and geographic, industry or customer-specific concentrations), trends in loan performance, regulatory guidance and economic factors. This evaluation is inherently subjective, as it requires the use of significant management estimates. Many factors can affect management's estimates of specific and expected losses, including volatility of default probabilities, rating migrations, loss severity and economic and political conditions. The allowance is increased through provisions charged to operating earnings and reduced by net charge-offs.

The Company determines the amount of the allowance based on relative risk characteristics of the loan portfolio. The allowance recorded for commercial loans is based on reviews of individual credit relationships and an analysis of the migration of commercial loans and actual loss experience. The allowance recorded for homogeneous consumer loans is based on an analysis of loan mix, risk characteristics of the portfolio, fraud loss and bankruptcy experiences, and historical losses, adjusted for current trends, for each homogeneous category or group of loans. The allowance for credit losses relating to impaired loans is based on the loan's observable market price, the collateral for certain collateral-dependent loans, or the discounted cash flows using the loan's effective interest rate.

Regardless of the extent of the Company's analysis of customer performance, portfolio trends or risk management processes, certain inherent but undetected losses are probable within the loan portfolio. This is due to several factors including inherent delays in obtaining information regarding a customer's financial condition or changes in their unique business conditions, the judgmental nature of individual loan evaluations, collateral assessments and the interpretation of economic trends. Volatility of economic or customer-specific conditions affecting the identification and estimation of losses for larger non-homogeneous credits and the sensitivity of assumptions utilized to establish allowances for homogenous groups of loans are among other factors. The Company estimates a range of inherent losses related to the existence of these exposures. The estimates are based upon the Company's evaluation of imprecision risk associated with the commercial and consumer allowance levels and the estimated impact of the current economic environment.

Mortgage Servicing Rights - Mortgage servicing rights ("MSRs") associated with loans originated and sold, where servicing is retained, are capitalized and included in the consolidated balance sheet. The value of the capitalized servicing rights represents the present value of the future servicing fees arising from the right to service loans in the portfolio. Critical accounting policies for MSRs relate to the initial valuation and subsequent impairment tests. The methodology used to determine the valuation of MSRs requires the development and use of a number of estimates, including anticipated principal amortization and prepayments of that principal balance. Events that may significantly affect the estimates used are changes in interest rates, mortgage loan prepayment speeds and the payment performance of the underlying loans. The carrying value of the MSRs is periodically reviewed for impairment based on a determination of fair value. For purposes of measuring impairment, the servicing rights are compared to a valuation prepared based on a discounted cash flow methodology, utilizing current prepayment speeds and discount rates. Impairment, if any, is recognized through a valuation allowance and is recorded as amortization of intangible assets.

Postretirement Benefit Obligation - Management obtains an independent actuarial calculation to estimate the postretirement benefit obligation. The calculation is largely dependent on estimates relating to future health care cost trends and the number of employees that will retire and be eligible for benefits under the plan.

Liquidity and Capital Resources of the Company and Bank

The Bank's primary sources of funds are deposits, principal and interest payments on loans, proceeds from sales of mortgage loans held for sale and proceeds from FHLB advances. While maturities and scheduled amortization of loans are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions, and competition. The Office of Thrift Supervision ("OTS") is the Bank's primary regulator. OTS regulations require the Bank to maintain sufficient liquidity to ensure its safe and sound operation. The Bank's internal liquidity ratios were 33.82% and 24.24% at December 31, 2003 and 2002, respectively, well above the Bank's guideline ratio of 20%.

The primary source of funding for the Company is dividend payments from the Bank, principal and interest payments on loans purchased from the Bank and, to a lesser extent, earnings on investments and deposits held by the Company. Dividend payments by the Bank have primarily been used to fund stock repurchase programs. The OTS limits all capital distributions by the Bank directly or indirectly to the Company, including dividend payments.

As the subsidiary of a savings and loan holding company, the Bank must file a notice, which is subject to disapproval, with the OTS prior to each proposed capital distribution. However, if the total amount of all capital distributions (including each proposed capital distribution) for the applicable calendar year exceeds net income to date for that year plus the retained net income (i.e. net income after deducting prior capital distributions) for the preceding two years, or if the amount of the proposed capital distribution would cause the Bank to fail to remain "adequately capitalized" under applicable laws and regulations, then the Bank must file an application to receive the approval of the OTS for the proposed capital distribution. As of December 31, 2003, the Bank could pay a total of $1.63 million in dividends to the Company without prior application to and approval from the OTS. The Company is not required to maintain a minimum level of regulatory liquidity.

The primary investment activity of the Bank is the origination of mortgage loans and commercial and consumer loans, and to a lesser extent the purchase of mortgage-backed securities. Asset acquisitions during the years ended December 31, 2003 and 2002 were primarily funded by deposits and proceeds from sales of mortgage loans held for sale. The primary investment activity of the Company is the investment in the Bank's stock and purchases of loans from the Bank.

A review of the Consolidated Statement of Cash Flows included in the accompanying financial statements shows that the Company's cash and cash equivalents ("cash") increased $11.73 million and $21.17 million for the years ended December 31, 2003 and December 31, 2002, respectively. Cash increased in 2003 due to net cash provided by operating activities of $3.92 million and net cash provided by investing activities of $17.53 million, offset by net cash used by financing activities of $9.72 million. Cash provided by operating activities included net income of $1,470,000, plus non cash adjustments to net income including proceeds from sales of loans totaling $33.01 million and depreciation expense of $480,000, less loans originated for sale of $30.83 million and net gains on sales of loans of $648,000. Net cash provided by investing activities included $21.60 million net collections of loans, offset by $4.19 million in purchases of available-for-sale securities. Net cash used by financing activities included a $7.84 million decrease in certificates of deposits, $2.00 million in repayment of FHLB advances, $3.20 million in treasury stock repurchased and $343,000 in dividends paid, offset by a $3.21 million increase in demand deposits, money market, NOW, and savings accounts and $511,000 generated from stock options exercised.

Cash increased in 2002 due to net cash provided by operating activities of $3.39 million and net cash provided by investing activities of $21.12 million, offset by net cash used by financing activities of $3.34 million. Cash provided by operating activities included net income of $1,904,000, plus non cash adjustments to net income including proceeds from sales of loans totaling $27.79 million, depreciation expense of $484,000, the provision for loan losses of $170,000, and an increase in other liabilities of $302,000, less loans originated for sale of $26.67 million and net gains on sales of loans of $647,000. Net cash provided by investing activities included $20.60 million net collections of loans. Net cash used by financing activities included a $7.80 million decrease in certificates of deposits, $7.50 million in repayment of FHLB advances, $1.21 million in treasury stock repurchased and $373,000 in dividends paid, offset by an $11.55

million increase in demand deposits, money market, NOW, and savings accounts and $2.00 million generated from FHLB advances.

At December 31, 2003, the Bank exceeded all of its regulatory capital requirements with tangible capital and tier 1 capital both at $11.74 million or 7.6% of adjusted total assets and risk-based capital at $12.81 million or 13.6% of total risk-weighted assets. The required ratios are 1.5% for tangible capital to adjusted total assets, 4.0% for tier 1 capital to average assets and 8.0% for risk-based capital to risk-weighted assets. See Note 10 -- "Regulatory Matters" in the accompanying Notes to Consolidated Financial Statements for the Bank's capital calculations as of December 31, 2003 and 2002.

The Bank's most liquid assets are cash and cash equivalents. The level of cash and cash equivalents is dependent on the Bank's operating, financing, lending and investing activities during any given period. At December 31, 2003, cash and cash equivalents totaled $44.06 million. The Company's and Bank's future short-term requirements for cash are not expected to significantly change. However, in the event that the Bank should require funds beyond its ability to generate them internally, additional sources of funds are available, such as FHLB advances. With no parent company debt and sound capital levels, the Company has several options for longer-term cash needs, such as for future expansion and acquisitions. These options include issuing debt securities, raising equity capital if market conditions are favorable and issuing trust preferred securities.

Management is not aware of any current recommendations or government proposals which if implemented would have a material effect on the Company's liquidity, capital resources or operations.

Management of Interest Rate Risk

The principal objective of the Company's interest rate risk management function is to evaluate the interest rate risk included in certain balance sheet accounts, determine the level of risk appropriate given the Company's business focus, operating environment, capital and liquidity requirements and performance objectives, establish asset concentration guidelines and manage the risk consistent with Board-approved guidelines. Through such management, the Company seeks to reduce the vulnerability of its operations to changes in interest rates and to manage the ratio of interest rate sensitive assets to interest rate sensitive liabilities within specified maturities or repricing dates. The Company's Board of Directors has established an Asset/Liability Committee consisting of management officers, which is responsible for reviewing the Company's asset/liability policies and interest rate risk position. Such committee generally meets on a quarterly basis, and at other times as dictated by market conditions, and reports to the Board of Directors after each such meeting.

The Company's interest rate risk strategy primarily consists of: (i) emphasizing the attraction and retention of core deposits, which tend to be a more stable source of funding; (ii) emphasizing the origination of short-term multi-family residential loans, commercial mortgage loans, and commercial loans, the origination of which is largely dependent on the market demand for such loans; (iii) when market conditions are favorable and in consideration of the regulatory requirements relating to required levels of residential loans which must be maintained by the Bank, selling fixed-rate one-to-four-family mortgage loans; (iv) investing primarily in mortgage-backed securities; and (v) using FHLB advances as a funding source when rates on FHLB advances compare favorably to local competitive deposit rates. As a traditional thrift lender, the Company has a significant amount of its earning assets invested in fixed-rate mortgages with contractual maturities greater than one year. At December 31, 2003, an aggregate of $40.38 million, or 25.3% of total assets, were invested in such assets.

The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2003 which mature or reprice in the periods shown. Except as stated in the table, the amount of assets and liabilities shown which reprice or mature during a particular period were determined in accordance with the earlier of term to repricing or the contractual maturity.

Interest Rate Sensitivity (in thousands)

At December 31, 2003

	Within One Month	Over One Month Through Three Months	Over Three Months Through Six Months	Over Six Months Through Twelve Months	Over One Year	Total
Interest-earning assets:						
Interest-bearing demand deposits	$ 14,062	$ --	$ --	$ --	$ --	$ 14,062
Federal Home Loan Bank term deposits	30,000	--	--	--	--	30,000
Investment securities, net (1)	9	19	29	58	4,617	4,732
Loans, net (2)	16,470	3,098	5,383	8,511	67,310	100,772
Total interest-earning assets	$ 60,541	$ 3,117	$ 5,412	$ 8,569	$ 71,927	$ 149,566
Interest-bearing liabilities:						
NOW, savings and insured money market deposits	$ 59,945	$ --	$ --	$ --	$ --	$ 59,945
Certificates of deposit	5,829	8,554	10,450	13,635	15,243	53,711
Total interest-bearing deposits	65,774	8,554	10,450	13,635	15,243	113,656
Federal Home Loan Bank advances and other interest-bearing liabilities (3)	--	--	--	3,000	10,661	13,661
Total interest-bearing liabilities	65,774	8,554	10,450	16,635	25,904	127,317
Excess (deficiency) of interest-earning assets over interest-bearing liabilities	$ (5,233)	$ (5,437)	$ (5,038)	$ (8,066)	$ 46,023	$ 22,249
Cumulative excess (deficiency) of interest-earning assets over interest-bearing liabilities	$ (5,233)	$ (10,670)	$ (15,708)	$ (23,774)	$ 22,249	$ 22,249
Cumulative interest-earning assets divided by interest-bearing liabilities	.92	.86	.81	.77	1.17	1.17

(1) Includes Federal Home Loan Bank stock and reflects repricing, contractual maturity or anticipated call date.
(2) Loans, which includes mortgage loans held for sale, are placed in the various interest-sensitive periods based on historical prepayment tendencies as well as contractual terms.
(3) Federal Home Loan Bank advances reflect contractual maturity or anticipated call date.

The Company tends to be liability sensitive due to the levels of short-term NOW, savings and insured money market deposits maintained. However, the effect of rate increases on these deposits, which are mainly core retail deposits, tends to lag behind the change in market rates. This lag generally lessens the negative impact on net interest income during a period of rising interest rates. Based on the information provided in the table, assuming no management intervention, the effect of an increase in interest rates of 100 basis points would reduce annualized net interest income by approximately $52,000 in the one month category or approximately $107,000 in the three month category. A decrease in interest rates would have the opposite effect.

Management believes that the assumptions used to evaluate interest rate sensitivity approximate actual experience and considers this method a reasonable tool; however, the interest rate sensitivity of the Company's assets and liabilities and the estimated effects of changes in interest rates on net interest income could vary substantially if different assumptions were used or actual experience differs from the historical experiences on which these assumptions were based.

Contractual Obligations

The following table presents additional information about the Company's contractual obligations as of December 31, 2003, which by their terms have contractual maturity and termination dates subsequent to December 31, 2003:

	2004	2005	2006	2007	2008	There-after	Totals
Contractual obligations:							
Certificates of deposit	$ 38,468	$ 8,768	$ 2,373	$ 1,170	$ 450	$ 2,482	$ 53,711
Federal Home Loan Bank advances	--	--	--	--	5,000	8,000	13,000
Minimum operating lease commitments	58	58	58	58	58	541	831
	$ 38,526	$ 8,826	$ 2,431	$ 1,228	$ 5,508	$ 11,023	$ 67,542

Management believes that adequate liquidity is available to meet all known contractual obligations and unfunded commitments, including loan commitments and reasonable borrower, depositor, and creditor requirements over the next twelve months.

Off-Balance Sheet Arrangements

At December 31, 2003, the Company had outstanding letters of credit of $535,000 and unfunded loan commitments outstanding of $13,419,000. Because these commitments generally have fixed expiration dates and many will expire without being drawn upon, the total commitment level does not necessarily represent future cash requirements. If needed to fund these outstanding commitments, the Company has the ability to liquidate interest-bearing demand deposits or FHLB term deposits or borrow from the FHLB. The following table presents additional information about the Company's unfunded commitments as of December 31, 2003, which by their terms have contractual maturity dates subsequent to December 31, 2003:

	2004	2005	2006	2007	2008	There-after	Totals
Unfunded commitments:							
Letters of credit	$ 535	$ --	$ --	$ --	$ --	$ --	$ 535
Lines of credit	8,517	554	775	1,689	1,775	109	13,419
	$ 9,052	$ 554	$ 775	$ 1,689	$ 1,775	$ 109	$ 13,954

Impact of Accounting Changes

In May 2003, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*. SFAS 150 establishes standards for classification and measurement in the statement of financial position of certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability. The FASB's Staff Position 150-3 deferred indefinitely the guidance in SFAS No. 150 on certain mandatorily redeemable noncontrolling interests. The adoption of SFAS No. 150 will have no impact on the Company's financial position or results of operation.

In January of 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51*, and in December 2003 the FASB deferred certain effective dates of Interpretation No. 46. For all variable interest entities other than special purpose entities, the revised Interpretation is effective for periods ending after March 15, 2004. For variable interest entities meeting the definition of special purpose entities under earlier accounting rules, the Interpretation remains effective for periods ending after December 31, 2003. The Interpretation requires the consolidation of entities in which an enterprise absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. Currently, entities are generally consolidated by an enterprise when it has a controlling interest through ownership of a majority voting interest in the entity. The Company has determined that it has no such interests.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-based Compensation - Transition and Disclosure*, which provides guidance for transition from the intrinsic value method of accounting for stock-based compensation under Accounting Principles Board ("APB") Opinion No. 25 to SFAS No. 123's fair value method of accounting, if a company so elects. The Company applies APB Opinion No. 25 and related Interpretations in accounting for the stock option plan. Accordingly, no compensation costs have been recognized, as all options granted had an exercise price equal to the market value of the underlying common stock on the date of grant. Had compensation cost for the Company's stock option plan been recorded based on the fair value at the grant dates for awards under the plan consistent with the method prescribed by SFAS No. 123, net income and net income per share would have been adjusted to the proforma amounts indicated in Note 1.

In November 2002, FASB Interpretation No. 45 ("FIN 45"), Guarantor's *Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* was issued. FIN 45 requires the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The most significant FIN45 instruments of the Company are standby letters of credit. The required FIN 45 disclosure has been incorporated into Note 20.

In 2003, the Securities and Exchange Commission (the "SEC") indicated they will provide guidance on the accounting for loan commitments that relate to the origination of mortgage loans that will be held for resale pursuant to FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" which was released in 1998 and FASB Statement No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" which was issued in 2003. The SEC staff have expressed their view that loan commitments that relate to the origination of mortgage loans that will be held for resale are written options from the perspective of the prospective lender. Thus, upon the origination of a loan commitment, the SEC staff believes that the fair value of the loan commitment should be recorded as a liability with the offset to expense to the extent consideration has not been received. The written option would remain a liability until the expiration or culmination of the contract. This accounting treatment should be applied to all loan commitments originated in the first reporting period beginning after March 15, 2004. The Company does not expect the adoption of this SEC recommendation to materially impact the Company's financial statements or results of operations.

Independent Accountants' Report

Board of Directors and Stockholders
Great American Bancorp, Inc.
Champaign, Illinois

We have audited the accompanying consolidated balance sheets of Great American Bancorp, Inc. as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Great American Bancorp, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

BKD, LLP

BKD, LLP

Decatur, Illinois
February 6, 2004

GREAT AMERICAN BANCORP, INC. AND SUBSIDIARY
Consolidated Balance Sheets
December 31, 2003 and 2002
(in thousands, except share data)

	2003	2002
Assets		
Cash and due from banks	$ 4,388	$ 4,990
Interest-bearing demand deposits	9,674	27,344
Federal Home Loan Bank term deposit	30,000	--
Cash and cash equivalents	44,062	32,334
Available-for-sale securities	4,200	--
Held-to-maturity securities (fair value of $562 and $1,329)	532	1,262
Mortgage loans held for sale	--	1,658
Loans, net of allowance for loan losses of $1,190 and $1,188	100,772	122,336
Premises and equipment	6,299	6,146
Federal Home Loan Bank stock	1,324	1,227
Other assets	2,261	2,287
Total assets	$ 159,450	$ 167,250
Liabilities and Stockholders' Equity		
Liabilities		
Deposits		
Demand	$ 13,008	$ 12,399
Savings, NOW and money market	59,945	57,343
Time	53,711	61,549
Total deposits	126,664	131,291
Federal Home Loan Bank advances	13,000	15,000
Other liabilities	2,150	2,021
Total liabilities	141,814	148,312
Commitments and Contingent Liabilities		
Stockholders' Equity		
Preferred stock, $0.01 par value		
Authorized and unissued - 1,000,000 shares	--	--
Common stock, $0.01 par value		
Authorized - 7,000,000 shares		
Issued - 2,052,750 shares		
Outstanding: 756,003 and 818,490 shares	21	21
Additional paid-in capital	20,412	20,166
Retained earnings	20,508	19,374
Unearned incentive plan shares	(63)	(66)
Accumulated other comprehensive income	20	--
Treasury stock, at cost, 1,296,747 and 1,234,260 shares	(23,262)	(20,557)
Total stockholders' equity	17,636	18,938
Total liabilities and stockholders' equity	$ 159,450	$ 167,250

See Notes to Consolidated Financial Statements.

GREAT AMERICAN BANCORP, INC. AND SUBSIDIARY
Consolidated Statements of Income
Years Ended December 31, 2003 and 2002
(in thousands, except share data)

	2003	2002
Interest Income		
Loans	$ 7,861	$ 10,215
Securities	74	108
Dividends on Federal Home Loan Bank stock	79	63
Deposits with financial institutions and other	415	217
Total interest and dividend income	8,429	10,603
Interest Expense		
Deposits	2,261	3,403
Federal Home Loan Bank advances	595	811
Other	25	30
Total interest expense	2,881	4,244
Net Interest Income	5,548	6,359
Provision for Loan Losses	--	170
Net Interest Income After Provision for Loan Losses	5,548	6,189
Noninterest Income		
Insurance sales commissions	1,629	1,428
Customer service fees	591	598
Other service charges and fees	235	212
Net gains on loan sales	648	647
Loan servicing fees	136	54
Other	100	107
Total noninterest income	3,339	3,046
Noninterest Expense		
Salaries and employee benefits	3,677	3,448
Net occupancy expense	566	570
Equipment expense	555	511
Professional fees	240	244
Marketing expense	226	224
Printing and office supplies	294	283
Directors and committee fees	142	119
Amortization of mortgage servicing rights	171	67
Other	622	676
Total noninterest expenses	6,493	6,142
Income Before Income Taxes	2,394	3,093
Provision for Income Taxes	924	1,189
Net Income	$ 1,470	$ 1,904
Basic Earnings per Share	$ 1.93	$ 2.28
Diluted Earnings per Share	$ 1.75	$ 2.09

See Notes to Consolidated Financial Statements.

GREAT AMERICAN BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Stockholders' Equity

Years Ended December 31, 2003 and 2002

(in thousands, except share data)

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Unearned Incentive Plan Shares	Accumulated Other Comprehensive Income	Treasury Stock	Total
Balance, January 1, 2002	867,167	$ 21	$ 20,165	$ 17,838	$ (72)	$ --	$ (19,393)	$ 18,559
Net income	--	--	--	1,904	--	--	--	1,904
Dividends on common stock, $0.44 per share	--	--	--	(368)	--	--	--	(368)
Purchase of stock (51,677 shares)	(51,677)	--	--	--	--	--	(1,206)	(1,206)
Stock options exercised (3,000 shares)	3,000	--	--	--	--	--	42	42
Incentive plan shares earned (421 shares)	--	--	1	--	6	--	--	7
Balance, December 31, 2002	818,490	$ 21	$ 20,166	$ 19,374	$ (66)	$ --	$ (20,557)	$ 18,938
Comprehensive Income								
Net income	--	--	--	1,470	--	--	--	1,470
Change in unrealized appreciation on available-for-sale securities net of taxes of $14	--	--	--	--	--	20	--	20
Total comprehensive income	--	--	--	--	--	--	--	1,490
Dividends on common stock, $0.44 per share	--	--	--	(336)	--	--	--	(336)
Purchase of stock (103,900 shares)	(103,900)	--	--	--	--	--	(3,203)	(3,203)
Stock options exercised, (41,413 shares)	41,413	--	13	--	--	--	498	511
Tax benefit related to stock options exercised	--	--	232	--	--	--	--	232
Incentive plan shares earned (240 shares)	--	--	1	--	3	--	--	4
Balance, December 31, 2003	**756,003**	**$ 21**	**$ 20,412**	**$ 20,508**	**$ (63)**	**$ 20**	**$ (23,262)**	**$ 17,636**

See Notes to Consolidated Financial Statements.

GREAT AMERICAN BANCORP, INC. AND SUBSIDIARY
Consolidated Statements of Cash Flows
Years Ended December 31, 2003 and 2002
(in thousands)

	2003	2002
Operating Activities		
Net income	$ 1,470	$ 1,904
Items not requiring (providing) cash		
Depreciation	480	484
Provision for loan losses	--	170
Amortization of mortgage servicing rights	171	67
Net gains on loan sales	(648)	(647)
Loans originated for sale	(30,834)	(26,665)
Proceeds from loan sales	33,010	27,789
Federal Home Loan Bank stock dividends	(97)	(61)
Changes in		
Other assets	173	40
Other liabilities	247	302
Other operating activities	(53)	5
Net cash provided by operating activities	3,919	3,388
Investing Activities		
Purchase of available-for-sale securities	(4,185)	--
Proceeds from maturities of available-for-sale securities	19	--
Proceeds from maturities of held-to-maturity securities	730	790
Net change in loans	21,596	20,596
Purchase of premises and equipment	(633)	(266)
Net cash provided by investing activities	17,527	21,120
Financing Activities		
Net increase in demand deposits, money market, NOW and savings accounts	3,211	11,552
Net decrease in certificates of deposit	(7,838)	(7,801)
Proceeds from Federal Home Loan Bank advances	--	2,000
Repayment of Federal Home Loan Bank advances	(2,000)	(7,500)
Proceeds from stock options exercised	511	42
Purchase of treasury stock	(3,203)	(1,206)
Dividends paid	(343)	(373)
Net decrease in advances from borrowers for taxes and insurance	(56)	(54)
Net cash used in financing activities	(9,718)	(3,340)
Increase in Cash and Cash Equivalents	11,728	21,168
Cash and Cash Equivalents, Beginning of Year	32,334	11,166
Cash and Cash Equivalents, End of Year	$ 44,062	$ 32,334
Supplemental Cash Flows Information		
Interest paid	$ 2,892	$ 4,273
Income taxes paid (net of refunds)	980	1,122
Tax benefit related to stock options exercised	232	--

See Notes to Consolidated Financial Statements.

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Great American Bancorp, Inc. ("Company") is a thrift holding company whose principal activity is the ownership and management of its wholly-owned subsidiary, First Federal Savings Bank of Champaign-Urbana (the "Bank"). The Bank is primarily engaged in providing a full range of banking and financial services to individual and corporate customers in Champaign County, Illinois and surrounding counties. The Bank also provides full service brokerage activities through a third-party broker-dealer and engages in the sale of tax deferred annuities. The revenue generated from brokerage services is dependent upon maintaining relationships with the current brokerage providers. The Company and Bank are subject to competition from other financial institutions. The Company and Bank are subject to the regulation of certain federal agencies and undergo periodic examinations by those regulatory authorities.

The Bank's subsidiary, Park Avenue Service Corporation ("PASC"), offers insurance services to customers located primarily in Champaign County, Illinois and surrounding counties. GTPS Insurance Agency, ("Agency") a division of PASC, sells a variety of insurance products to both individuals and businesses, including life, health, auto, property and casualty insurance. The revenue generated by PASC is dependent upon maintaining relationships with the current insurance providers. Until October 1, 2003, the brokerage services were operated as a separate division of PASC. All brokerage activities were transferred to the Bank effective October 1, 2003.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and the Bank, and the Bank's wholly-owned subsidiary, PASC. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses, mortgage servicing rights, and postretirement benefit obligation. In connection with the determination of the allowance for loan losses, management obtains independent appraisals for significant properties. Management estimates mortgage servicing rights taking into consideration changes in interest rates, current prepayment rates and expected future cash flows. Management obtains an actuarial calculation to estimate the postretirement benefit obligation.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

Securities

Available-for-sale securities, which include any security for which the Company has no immediate plan to sell but which may be sold in the future, are carried at fair value. Unrealized gains and losses are recorded, net of related income tax effects, in other comprehensive income.

Held-to-maturity securities, which include any security for which the Company has the positive intent and ability to hold until maturity, are carried at historical cost adjusted for amortization of premiums and accretion of discounts.

Amortization of premiums and accretion of discounts are recorded as interest income from securities. Realized gains and losses are recorded as net security gains (losses). Gains and losses on sales of securities are determined on the specific-identification method.

Loans Held for Sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoffs are reported at their outstanding principal balances adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Generally, the Company continues to accrue interest on all loans which are past due unless ultimate collection of principal and interest is in doubt.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to income. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. The Company identifies loans which may be impaired by reviewing delinquent loans, significant credits, problem loans as identified by the Company's internal grading system, loans classified as substandard, doubtful, loss, or special mention by the Company's internal classification system, and other loans which management may have concerns about collectibility, such as loans in a particular industry. A significant credit for purposes of analyzing loans for impairment is defined as loans in the aggregate to an individual borrower that exceed $500,000. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Because the Company reviews loans on an individual basis for impairment, the Company does not use a specific timeframe of delinquency after which a specific loan is assumed to be impaired. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogenous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment measurements.

Premises and Equipment

Depreciable assets are stated at cost less accumulated depreciation. Depreciation is charged to expense using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are capitalized and depreciated using the straight-line method over the terms of the respective leases or the estimated useful lives of the improvements, whichever is shorter.

Federal Home Loan Bank Stock

Federal Home Loan Bank stock is a required investment for institutions that are members of the Federal Home Loan Bank system. The required investment in the common stock is based on a predetermined formula.

Mortgage Servicing Rights

Mortgage servicing rights on originated loans that have been sold are capitalized by allocating the total cost of the mortgage loans between the mortgage servicing rights and the loans based on their relative fair values. Capitalized servicing rights are amortized in proportion to and over the period of estimated servicing revenues. Impairment of mortgage servicing rights is assessed based on the fair value of those rights. Fair values are estimated using discounted cash flows based on a current market interest rate. For purposes of measuring impairment, the rights are stratified based on the predominant risk characteristics of the underlying loans. The predominant characteristic currently used for stratification is type of loan. The amount of impairment recognized is the amount by which the capitalized mortgage servicing rights for a stratum exceed their fair value.

Fee Income

Loan origination fees, net of direct origination costs, are recognized as income using the level-yield method over the term of the loans. Loan servicing income represents fees earned for servicing real estate mortgage loans owned by various investors.

Insurance sales commissions are recognized at the time payment is received from customers billed directly by the Agency, net of an allowance for estimated policy cancellations. Contingent commissions and commissions on premiums billed directly by insurance companies are recorded at the time these commissions are received by the Agency. A contingent commission is a commission paid by an insurance company that is based on the overall profit and/or volume of business placed with that insurance company. Commissions on premiums billed by insurance companies primarily relate to a large number of small premium transactions, whereby the billing and policy insurance process is controlled entirely by the insurance company. The income effects of subsequent premium adjustments are recorded when the adjustments become known.

Treasury Stock

Treasury stock is stated at cost. Cost is determined by the first-in, first-out method.

Incentive Plan

The Company accounts for its stock award program, or incentive plan, in accordance with Accounting Principles Board Opinion ("APB") No. 25. The purchase price of unearned shares owned by the incentive plan is reflected as a reduction of stockholders' equity. Compensation expense is based on the market price of the Company's stock on the date the shares are granted and is recorded over the vesting period. The difference between the aggregate purchase price and the fair value on the date granted of the shares earned is recorded as an adjustment to paid-in capital.

Stock Options

The Company has a stock-based employee compensation plan, which is described more fully in Note 14. The Company accounts for this plan under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under this plan had an exercise price equal to the market value of the underlying common stock on the grant date. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value provisions of FASB Statement No. 123, *Accounting for Stock-Based Compensation*, to stock-based employee compensation.

	Year Ended December 31	
	2003	2002
Net income as reported	$ 1,470	$ 1,904
Less: Total stock-based employee compensation cost determined under the fair value based method, net of income taxes	(2)	(7)
Pro forma net income	$ 1,468	$ 1,897
Earnings per share:		
Basic - as reported	$ 1.93	$ 2.28
Basic - pro forma	$ 1.92	$ 2.27
Diluted - as reported	$ 1.75	$ 2.09
Diluted - pro forma	$ 1.75	$ 2.08

Postretirement Benefits

The Company is recognizing the transition obligation using the straight-line method over the plan participants' remaining average future service period.

Income Taxes

Deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized. The Company files consolidated income tax returns with its subsidiary.

Earnings Per Share

Basic earnings per share have been computed based upon the weighted-average common shares outstanding during each year. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company.

Reclassifications

Certain reclassifications have been made to the 2002 financial statements to conform to the 2003 financial statement presentation. These reclassifications had no effect on net income.

Note 2: Restriction on Cash and Due from Banks

The Bank is required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The reserve required at December 31, 2003 was $1,050,000.

Note 3: Securities

The Company's investment securities portfolio is comprised of mortgage-backed securities. At December 31, 2003, the amortized cost and gross unrealized gains of mortgage-backed securities available-for-sale totaled $4,166,000 and $34,000. At December 31, 2003 and 2002, the amortized cost of mortgage-backed securities held-to-maturity totaled $532,000 and $1,262,000 and the gross unrealized gains on these securities were $30,000 and $67,000.

The Company did not hold any securities of a single issuer, payable from and secured by the same source of revenue or taxing authority, the book value of which exceeded 10% of stockholders' equity at December 31, 2003.

Note 4: Loans and Allowance for Loan Losses

Categories of loans at December 31, include:

	2003	2002
First mortgage loans		
Secured by one-to-four-family residences	$ 44,305	$ 60,644
Secured by other properties	29,096	36,341
Construction loans	2,125	2,077
Total first mortgage loans	75,526	99,062
Commercial	12,022	10,063
Consumer	14,414	14,399
Total loans	101,962	123,524
Less allowance for loan losses	(1,190)	(1,188)
Net loans	$ 100,772	$ 122,336

Activity in the allowance for loan losses was as follows:

	2003	2002
Balance, beginning of year	$ 1,188	$ 1,040
Provision charged to expense	--	170
Losses charged off, net of recoveries of $6 for 2003 and $12 for 2002	2	(22)
Balance, end of year	$ 1,190	$ 1,188

Note 5: Premises and Equipment

Major classifications of premises and equipment, stated at cost, are as follows:

	2003	2002
Land	$ 1,545	$ 1,545
Buildings and improvements	5,361	5,319
Leasehold improvements	870	870
Equipment	3,590	3,004
	11,366	10,738
Less accumulated depreciation	(5,067)	(4,592)
Net premises and equipment	$ 6,299	$ 6,146

Note 6: Loan Servicing

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of mortgage loans serviced for others was $45,224,000 and $30,683,000 at December 31, 2003 and December 31, 2002, respectively.

Custodial escrow balances maintained in connection with the foregoing loan servicing, and included in demand deposits, were approximately $202,000 and $340,000 at December 31, 2003 and 2002, respectively.

Note 7: Interest-bearing Deposits

Interest-bearing deposits in denominations of $100,000 or more were $20,837,000 on December 31, 2003 and $22,463,000 on December 31, 2002.

At December 31, 2003, the scheduled maturities of time deposits are as follows:

2004	$	38,468
2005		8,768
2006		2,373
2007		1,170
2008		450
Thereafter		2,482
	$	53,711

Note 8: Federal Home Loan Bank Advances

Federal Home Loan Bank advances are at variable and fixed rates, (3.80% to 4.55% at December 31, 2003) and are callable at various dates. Federal Home Loan Bank advances are secured by mortgage loans totaling $43,845,000 at December 31, 2003. Advances are subject to restrictions or penalties in the event of prepayment.

Aggregate annual maturities of Federal Home Loan Bank advances at December 31, 2003, are:

2008	$	5,000
Thereafter		8,000
	$	13,000

Note 9: Income Taxes

The provision for income taxes includes these components:

		2003		2002
Taxes currently payable				
Federal	$	804	$	947
State		145		207
		949		1,154
Deferred income taxes				
Federal		(21)		28
State		(4)		7
		(25)		35
Income tax expense	$	924	$	1,189

A reconciliation of income tax expense at the statutory rate to the Company's actual income tax expense is shown below:

		2003		2002
Computed at the statutory rate (34%)	$	814	$	1,052
Increase (decrease) resulting from				
State income taxes		92		141
Other		18		(4)
Actual tax expense	$	924	$	1,189

The tax effects of temporary differences related to deferred taxes shown on the balance sheets were:

		2003		2002
Deferred tax assets				
Allowance for loan losses	$	461	$	449
Deferred compensation		256		250
Postretirement benefit obligation		114		99
Deferred insurance agency commissions		10		--
Deferred loan fees		5		11
		846		809
Deferred tax liabilities				
Federal Home Loan Bank stock		(124)		(94)
Depreciation		(553)		(557)
Mortgage servicing rights		(59)		(74)
Other		(39)		(38)
Unrealized gains on available-for-sale securities		(14)		--
		(789)		(763)
Net deferred tax asset	$	57	$	46

Retained earnings include approximately $4,300,000 for which no deferred income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions as of December 31, 1987 for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which income would be subject to the then-current corporate income tax rate. The unrecorded deferred income tax liability on the above amount was approximately $1,669,000.

Note 10: Regulatory Matters

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below). Management believes, as of December 31, 2003 and 2002, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2003, the most recent notification from the Office of Thrift Supervision categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Bank's actual capital amounts and ratios are also presented in the table.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2003						
Total capital (to risk-weighted assets)	$ 12,813	14.9%	$ 6,899	8.0%	$ 8,623	10.0%
Tier 1 capital (to risk-weighted assets)	11,735	13.6	3,449	4.0	5,174	6.0
Tier 1 capital (to adjusted total assets)	11,735	7.6	6,164	4.0	7,706	5.0
Tangible capital (to adjusted total assets)	11,735	7.6	2,312	1.5		N/A

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2002						
Total capital (to risk-weighted assets)	$ 12,292	13.0%	$ 7,550	8.0%	$ 9,438	10.0%
Tier 1 capital (to risk-weighted assets)	11,121	11.8	3,775	4.0	5,663	6.0
Tier 1 capital (to adjusted total assets)	11,121	7.0	6,401	4.0	8,001	5.0
Tangible capital (to adjusted total assets)	11,121	7.0	2,400	1.5		N/A

The Bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. At December 31, 2003, approximately $1,633,000 of retained earnings were available for dividend declaration without prior regulatory approval.

Note 11: Related Party Transactions

At December 31, 2003 and 2002, the Company had loans outstanding to executive officers, directors, significant shareholders and their affiliates (related parties) in the amount of $1,120,000 and $1,413,000, respectively.

The aggregate amount of loans, as defined, to such related parties were as follows:

Balances, January 1, 2003	$ 1,413
Change in composition of related parties	(233)
New loans, including renewals	173
Payments, etc.	(233)
Balances, December 31, 2003	$ 1,120

In management's opinion, such loans and other extensions of credit and deposits were made in the ordinary course of business and were made on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons. Further, in management's opinion, these loans did not involve more than normal risk of collectibility or present other unfavorable features.

Deposits from related parties held by the Company at December 31, 2003 and 2002 totaled $683,000 and $711,000, respectively.

Note 12: Employee Benefit Plans

The Company has a Savings and Employee Stock Ownership Plan ("KSOP") that covers substantially all Company employees. The plan contains 401(k) features that qualify the plan under Section 401(a) of the Internal Revenue Code and allows employees to contribute up to 15% of their salary on a pretax basis. The Company then makes a matching contribution of 100% on the first 3% of an employee's contribution and 50% on the next 2% of an employee's contribution. The Company will also contribute an amount equal to 3% of each eligible participant's salary, even if an employee elects not to defer any of their own salary into the plan ("safe harbor contribution"). The Company can also elect to contribute discretionary amounts at any time. Each participant may direct the investment of their own contributions to a variety of mutual funds offered and maintained by the trustee of the plan, including a stock fund of the Company (the "employer stock fund"). The Company matching contributions, safe harbor contributions, and any discretionary contributions are invested in the employer stock fund.

At December 31, 2003 and 2002, 135,566 and 139,029 shares of the Company's stock were owned by the plan. The cost of the plan is borne by the Company through contributions to the KSOP trust in amounts determined by the Board of Directors. The Company's expense for the plan was $221,000 for 2003 and $207,000 for 2002.

The Company also has a stock-based compensation program which provides for the granting of stock of the Company as stock awards and options to purchase stock of the Company (the "Incentive Plan").

The Incentive Plan covers key employees and directors and is authorized to acquire and grant as stock awards 82,110 shares of the Company's common stock. Participants in the Incentive Plan vest at a rate of 20 percent per year commencing one year after the date such shares are granted. In the event of a change in control or death or disability, all unvested stock awards would vest immediately.

The following is a summary of the status of the stock awards and changes in the stock awards as of and for the years ended December 31, 2003 and 2002:

	2003	2002
	Shares	Shares
Outstanding, beginning of year	960	2,289
Granted	--	--
Distributed	(240)	(1,329)
Outstanding, end of year	720	960
Shares available for future stock awards	3,829	3,829
Total stock awards	4,549	4,789

During 2003 and 2002, 240 and 421 shares representing stock awards were earned by participants and resulted in compensation expense of $4,000 and $7,000.

Note 13: Stock Option Plan

Under the Company's incentive stock option plan, which is accounted for in accordance with APB No. 25, "Accounting for Stock Issued to Employees," and related interpretations, the Company grants directors, selected executives and other key employees stock option awards which vest at a rate of 20 percent per year commencing one year after the date the shares are granted. The plan provides that in the event of a change in control or death or disability, all unvested options will be immediately exercisable. The Company authorized the grant of options for up to 205,275 shares of the Company's common stock. The exercise price of each option, which has a 10-year life, was equal to the market price of the Company's stock on the date of grant; therefore, no compensation expense was recognized.

A summary of the status of the plan at December 31, 2003 and 2002, and changes during the years then ended is presented below:

	2003		2002	
Options:	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, beginning of year	176,901	$ 14.26	182,901	$ 14.25
Granted	--	--	--	--
Exercised	(46,138)	14.29	(3,000)	14.00
Forfeited	--	14.00	(3,000)	14.00
Outstanding, end of year	130,763	$ 14.25	176,901	$ 14.26
Options exercisable at year end	129,083		174,661	

The following table summarizes information about outstanding stock options at December 31, 2003:

Exercise Price	Number Outstanding	Options Outstanding Weighted-Average Remaining Contractual Life	Options Exercisable
$14.000	116,775	2.1 years	116,775
15.938	2,800	7.2 years	1,120
16.375	11,188	3.2 years	11,188
	130,763		129,083

Note 14: Postretirement Plan

The Company has an unfunded noncontributory defined benefit postretirement health care plan covering all employees who meet the eligibility requirements. The Company's funding policy is to make the minimum annual contribution that is required by applicable regulations, plus such amounts as the Company may determine to be appropriate from time to time.

The Company uses a December 31 measurement date for the plan. Information about the plan's funded status and pension cost follows:

	2003	2002
Change in benefit obligation		
Beginning of year	$ 345	$ 308
Service cost	24	24
Interest cost	24	22
Actuarial gain	179	1
Benefits paid	(17)	(10)
End of year	$ 555	$ 345
Funded status	$ (555)	$ (345)
Unrecognized net actuarial (gain) loss	170	(9)
Unrecognized prior service cost	90	99
Accrued benefit cost	$ (295)	$ (255)

The Company's discount rate assumption used to determine the benefit obligation and benefit cost was 6.25% and 7.25% for 2003 and 2002.

	2003	2002
Components of net periodic benefit cost		
Service cost	$ 24	$ 24
Interest cost	24	22
Amortization of prior service cost	8	8
Net periodic benefit cost	$ 56	$ 54

For measurement purposes, a 8% and 9% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2003 and 2002, respectively. The rate was assumed to decrease gradually to 5% by the year 2006 and remain at that level thereafter.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one percentage-point change in assumed health care cost trend rates would have the following effects:

	1-Percentage-Point Increase	1-Percentage-Point Decrease
Effect on total of service and interest cost components	$ 17	$ (9)
Effect on postretirement benefit obligation	134	(101)

On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act") was signed into law. The Act introduces a prescription drug benefit under Medicare Part D, as well as a federal subsidy to sponsors of retiree health care benefit plans that provide benefits at least actuarially equivalent to Medicare Part D.

In accordance with FASB Staff Position 106-1, the Company has not reflected the effects of the Act on the measurements of plan benefit obligations and periodic benefit costs and accompanying notes. Specific authoritative guidance on the accounting for the federal subsidy is pending and that guidance, when issued, may require the Company to change previously reported information.

Note 15: Leases

The Company leases one branch office and another office previously operated as a branch office under operating leases. The branch office is rented on a twenty-five year lease with three five-year options with escalating rental payments.

The previous branch office is currently on a thirty-month lease which is renewable for two additional thirty-month terms at the lessee's option. This office is being subleased to an unrelated party. In addition, the lessee is required to pay the property taxes, normal maintenance and insurance on the property. Rental expense for these leases was $58,000 for both of the years ended December 31, 2003 and 2002.

Future minimum lease payments under operating leases are:

	Lease Payments	Rent from Sublease	Net Lease Payment
2004	$ 58	$ 30	$ 28
2005	58	30	28
2006	58	30	28
2007	58	30	28
2008	58	30	28
Thereafter	541	50	491
Total	$ 831	$ 200	$ 631

Note 16: Business Industry Segments

The Company's primary business involves the typical banking services of generating loans and receiving deposits. Through PASC, the Company also provides insurance related services to customers. The following schedule is a summary of selected data for the Company's various business segments:

	Banking Services	Insurance Services	Company	Eliminations	Total
2003					
Total interest income	$ 8,429	$ --	$ 8,429	$ --	$ 8,429
Total noninterest income	1,777	1,637	3,414	(75)	3,339
Total interest expense	2,881	--	2,881	--	2,881
Total noninterest expense	5,303	1,265	6,568	(75)	6,493
Income before income tax	2,022	372	2,394	--	2,394
Provision for income tax	780	144	924	--	924
Net income	1,242	228	1,470	--	1,470
Total assets	159,926	1,729	161,655	(2,205)	159,450
2002					
Total interest income	$ 10,603	$ --	$ 10,603	$ --	$ 10,603
Total noninterest income	1,681	1,430	3,111	(65)	3,046
Total interest expense	4,244	--	4,244	--	4,244
Total noninterest expense	5,116	1,091	6,207	(65)	6,142
Income before income tax	2,754	339	3,093	--	3,093
Provision for income tax	1,071	118	1,189	--	1,189
Net income	1,683	221	1,904	--	1,904
Total assets	167,591	1,272	168,863	(1,613)	167,250

Note 17: Earnings Per Share

Earnings per share (EPS) were computed as follows:

	Year Ended December 31, 2003		
	Income	Weighted Average Shares	Per Share Amount
Basic earnings per share			
Income available to common stockholders	$ 1,470	763,070	$ 1.93
Effect of dilutive securities			
Stock options		72,436	
Unearned incentive plan shares		5,334	
Diluted earnings per share			
Income available to common stockholders and assumed conversions	$ 1,470	840,840	$ 1.75

	Year Ended December 31, 2002		
	Income	Weighted Average Shares	Per Share Amount
Basic earnings per share			
Income available to common stockholders	$ 1,904	836,872	$ 2.28
Effect of dilutive securities			
Stock options		69,220	
Unearned incentive plan shares		5,390	
Diluted earnings per share			
Income available to common stockholders and assumed conversions	$ 1,904	911,482	$ 2.09

Note 18: Disclosures about Fair Values of Financial Instruments

The following table presents estimated fair values of the Company's financial instruments. The fair values of certain of these instruments were calculated by discounting expected cash flows, which involves significant judgments by management and uncertainties. Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Because no market exists for certain of these financial instruments and because management does not intend to sell these financial instruments, the Company does not know whether the fair values shown below represent values at which the respective financial instruments could be sold individually or in the aggregate.

	December 31, 2003		December 31, 2002	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets				
Cash and cash equivalents	$ 44,062	$ 44,062	$ 32,334	$ 32,334
Available-for-sale securities	4,200	4,200	--	--
Held-to-maturity securities	532	562	1,262	1,329
Loans held for sale	--	--	1,658	1,658
Loans, net of allowance for loan losses	100,772	101,655	122,336	129,720
Federal Home Loan Bank stock	1,324	1,324	1,227	1,227
Interest receivable	493	493	683	683
Financial liabilities				
Deposits	126,664	127,412	131,291	132,006
Federal Home Loan Bank advances	13,000	13,158	15,000	16,647
Advances from borrowers for taxes and insurance	209	209	265	265
Interest payable	51	51	62	62
Unrecognized financial instruments (net of contract amount)				
Commitments to originate loans	--	--	--	--
Letters of credit	--	--	--	--
Lines of credit	--	--	--	--

The following methods and assumptions were used to estimate the fair value of each class of financial instruments.

Cash and Cash Equivalents and Federal Home Loan Bank Stock -- The carrying amount approximates fair value.

Securities -- Fair values equal quoted market prices, if available. If quoted market prices are not available, fair value is estimated based on quoted market prices of similar securities.

Loans Held for Sale -- For homogeneous categories of loans, such as mortgage loans held for sale, fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics.

Loans -- The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Loans with similar characteristics were aggregated for purposes of the calculations. The carrying amount of accrued interest approximates its fair value.

Deposits -- Deposits include demand deposits, savings accounts, NOW accounts, and certain money market deposits. The carrying amount approximates fair value. The fair value of fixed-maturity time deposits is estimated using a discounted cash flow calculation that applies the rates currently offered for deposits of similar remaining maturities.

Advances from Borrowers for Taxes and Insurance -- The carrying amount approximates fair value.

Federal Home Loan Bank Advances – Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate the fair value of existing debt.

Commitments to Originate Loans, Letters of Credit and Lines of Credit -- The fair value of commitments to originate loans is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit and lines of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate or otherwise settle the obligations with the counterparties at the reporting date.

Note 19: Significant Estimates and Concentrations

Accounting principles generally accepted in the United States of American require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Estimates related to the allowance for loan losses and mortgage servicing rights are reflected in the footnotes regarding loans and mortgage servicing rights. Assumptions used in the postretirement benefit obligation estimate are reflected in the footnote regarding the postretirement plan. Current vulnerabilities due to certain concentrations of credit risk are discussed in the footnote on commitments and credit risk.

Note 20: Commitments and Credit Risk

The Company grants commercial, mortgage and consumer loans and receives deposits from customers located primarily in Champaign County, Illinois and surrounding counties. The Company's loans are generally secured by specific items of collateral including real property, consumer assets and business assets. Although the Company has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their contracts is dependent upon economic conditions in the real estate industry in Champaign County.

Commitments to Originate Loans

Commitments to originate loans are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management's credit evaluation of the counterparty. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, commercial real estate and residential real estate.

At December 31, 2003 and 2002, the Company had outstanding commitments to originate loans aggregating approximately $600,000 and $1,195,000, respectively. The commitments extended over varying periods of time with the majority being disbursed within a one-year period. Loan commitments at fixed rates of interest amounted to $600,000 and $538,000 at December 31, 2003 and 2002, respectively, with the remainder at floating market rates.

Mortgage loans in the process of origination represent amounts that the Bank plans to fund within a normal period of 60 to 90 days, and which are intended for sale to investors in the secondary market. The Company had no mortgage loans in the process of origination with the intent to sale to investors at December 31, 2003. Total mortgage loans in the process of origination amounted to $538,000 at December 31, 2002, and mortgage loans held for sale amounted to $1,658,000 at December 31, 2002.

Standby Letters of Credit

Standby letters of credit are irrevocable conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Financial standby letters of credit are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. Performance standby letters of credit ar issued to guarantee performance of certain customers under non-financial contractual obligations. The credit risk involved in issuing standby letters of credit is essentially the same as that involved in extending loans to customers. Fees for letters of credit issued after December 31, 2002 are initially recorded by the Company as deferred revenue and are included in earnings at the termination of the respective agreements. Should the Company be obligated to perform under the standby letters of credit, the Company may seek recourse from the customer for reimbursement of amounts paid.

The Company had total outstanding standby letters of credit amounting to $535,000 and $68,000, at December 31, 2003 and 2002 with terms ranging from one day to eleven months. At December 31, 2003 and 2002, the Company's deferred revenue under standby letters of credit agreements was $0 and $0, respectively.

Lines of Credit

Lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Lines of credit generally have fixed expiration dates. Since a portion of the line may expire without being drawn upon, the total unused lines do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, commercial real estate and residential real estate. Management uses the same credit policies in granting lines of credit as it does for on-balance-sheet instruments.

At December 31, 2003, the Bank had granted unused lines of credit to borrowers aggregating approximately $3,100,000 for mortgage lines, $3,798,000 for commercial lines, and $5,921,000 for open-end consumers lines, respectively. At December 31, 2002, unused lines of credit to borrowers aggregated approximately $1,729,000 for mortgage lines, $4,667,000 for commercial lines and $3,733,000 for open-end consumer lines.

Other Credit Risks

The Company has a concentration of funds on deposit with the Federal Home Loan Bank totaling $39,674,000 and $22,318,000 at December 31, 2003 and 2002.

General Litigation

The Company and subsidiary are also subject to claims and lawsuits which arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the consolidated financial position of the Company.

Note 21 – Condensed Financial Information (Parent Company Only)

Presented below is condensed financial information as to financial position, results of operations and cash flows of the Company:

Condensed Balance Sheets
(in thousands)

December 31	2003	2002
ASSETS		
Cash	$ 28	$ 31
Interest-bearing demand deposits	722	723
Cash and cash equivalents	750	754
Investment in common stock of subsidiary	12,240	11,607
Loans	4,582	6,721
Other	259	183
Total assets	$ 17,831	$ 19,265
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Liabilities	$ 195	$ 327
Stockholders' equity	17,636	18,938
Total liabilities and stockholders' equity	$ 17,831	$ 19,265

Condensed Statements of Income
(in thousands)

Years Ended December 31	2003	2002
Income		
Dividends from subsidiary	$ 800	$ 400
Interest income from loans	447	607
Other income	2	5
Total income	1,249	1,012
Expenses		
Other expenses	357	359
Income before income tax and equity in undistributed income of subsidiary	892	653
Provision for income taxes	36	81
Income before equity in undistributed income of subsidiary	856	572
Equity in undistributed income of subsidiary	614	1,332
Net income	$ 1,470	$ 1,904

Condensed Statements of Cash Flows
(in thousands)

		2003		2002
Operating Activities				
Net income	$	1,470	$	1,904
Items not requiring (providing) cash				
Incentive plan expense		4		7
Equity in undistributed income of subsidiary		(614)		(1,332)
Net changes in:				
Other assets		157		68
Other liabilities		(125)		59
Net cash provided by operating activities		892		570
Investing Activities – net collections of loans		2,139		854
Financing Activities:				
Proceeds from stock options exercised		511		42
Purchase of treasury stock		(3,203)		(1,206)
Dividends paid		(343)		(373)
Net cash used in financing activities		(3,035)		(1,537)
Decrease in Cash and Cash Equivalents		(4)		(113)
Cash and Cash Equivalents, Beginning of Period		754		867
Cash and Cash Equivalents, End of Period	$	750	$	754

GREAT AMERICAN BANCORP, INC.
SHAREHOLDER INFORMATION

Stock Listing and Price Information

The Company's common stock trades on the Nasdaq SmallCap Market under the symbol "GTPS". At December 31, 2003, 756,003 shares of the Company's common stock were held of record by 296 persons or entities, not including the number of persons or entities holding stock in nominee or street name through various brokers or banks.

The following schedule shows the high and low bid prices for each of the quarters in the years ended December 31, 2003 and 2002:

Quarter Ended:	High	Low
March 31, 2002	21.70	19.00
June 30, 2002	23.59	20.25
September 30, 2002	26.00	22.30
December 31, 2002	32.82	23.89
March 31, 2003	30.99	28.02
June 30, 2003	31.00	29.69
September 30, 2003	34.10	28.30
December 31, 2003	35.49	33.59

At December 31, 2003 the closing price of a common share was $35.01. This information was provided by The NASDAQ Stock Market. Such prices do not necessarily reflect retail markups, markdowns, or commissions. During the years ended December 31, 2003 and 2002, the Company declared dividends as follows:

Date Declared	Record Date	Payable Date	Amount
February 11, 2002	March 15, 2002	April 1, 2002	$ .11
May 13, 2002	June 14, 2002	July 1, 2002	.11
August 12, 2002	September 13, 2002	October 1, 2002	.11
November 18, 2002	December 13, 2002	January 2, 2003	.11
February 10, 2003	March 14, 2003	April 1, 2003	.11
May 12, 2003	June 13, 2003	July 1, 2003	.11
August 11, 2003	September 15, 2003	October 1, 2003	.11
November 10, 2003	December 15, 2003	January 2, 2004	.11
			$ .88

Investor Information

Stockholders, investors and analysts interested in additional information may contact:

Jane F. Adams
Chief Financial Officer
Great American Bancorp, Inc.
1311 S. Neil Street
Champaign, IL 61820

Annual Report on Form 10-KSB

A copy of the annual report on Form 10-KSB for the fiscal year ended December 31, 2003, which has been filed with the Securities and Exchange Commission is available to stockholders (excluding exhibits) at no charge, upon written request to the above address.

Corporate Counsel

Muldoon Murphy Faucette & Aguggia LLP
5101 Wisconsin Avenue N.W.
Washington, D C 20016

Independent Accountants

BKD, LLP
225 N. Water, Suite 400
Decatur, IL 62525

Annual Meeting of Stockholders

The Annual Meeting of Stockholders of Great American Bancorp, Inc. will be held at 9:30 a.m. April 27, 2004 at:

First Federal Savings Bank of Champaign-Urbana
1311 S. Neil Street
Champaign IL 61820

Shareholders are welcome to attend.

Stock Transfer Agent and Registrar

Inquiries regarding stock transfer, registration, lost certificates or changes in name and address should be directed to the transfer agent and registrar:

Computershare Investor Services
350 Indiana Street, Suite 800
Golden, CO 80401
(303) 262-0600

GREAT AMERICAN BANCORP, INC.
DIRECTORS AND EXECUTIVE OFFICERS

Great American Bancorp, Inc. Directors and Executive Officers

Ronald E. Guenther, Chairman of the Board of the Company
Athletic Director, University of Illinois

Clinton C. Atkins, Director
Chairman of Hobbico Inc., a hobby retailer and supplier, and owner of The Atkins Group, North Point Development, all real estate concerns.

Ronald Kiddoo, Director
Chairman of the Board and Chief Investment Officer, Cozad Asset Management, Inc., an investment advisory concern.

George R. Rouse, Director
President and Chief Executive Officer of the Company

Jack B. Troxell, Director
Owner and President of C-U Liquors LTD, retail beverage stores.

Jane F. Adams
Chief Financial Officer, Secretary and Treasurer of the Company

First Federal Savings Bank Directors and Executive Officers

Jack B. Troxell, Director and Chairman of the Board of the Bank*
Owner and President of C-U Liquors LTD, retail beverage stores.

Craig Bazzani, Director
Vice President - Foundation Advancement, University of Illinois

Ronald E. Guenther, Director*
Athletic Director, University of Illinois

John Z. Hecker, Director
Partner, Stipes Publishing, LLC, book publishing.

Ronald Kiddoo, Director*
Chairman of the Board and Chief Investment Officer, Cozad Asset Management, Inc., an investment advisory concern.

First Federal Savings Bank Directors and Executive Officers, Continued

Michael J. Martin, Director*
General Manager, The Atkins Group, real estate development.

George R. Rouse, Director*
President and Chief Executive Officer of the Bank

Jane F. Adams
Senior Vice President - Finance, Secretary-Treasurer of the Bank

Mark D. Piper
Senior Vice President - Operations of the Bank

Melinda K. Waller
Senior Vice President - Deposit Acquisitions of the Bank

Paul D., Wilson
Senior Vice President - Lending of the Bank

Larry Grill
Investment Representative
UMB Scout Brokerage Services, Inc.
Member NASD/SIPC

* Also Director of Park Avenue Service Corporation.

Park Avenue Service Corporation Officers

George R. Rouse
President

Jane F. Adams
Secretary and Treasurer

Michael Tennant
President, GTPS Insurance Agency

Gerald Cox
Senior Vice President, GTPS Insurance Agency